Exhibit 99.1

Annual Report
2016
Reporting period:
Year ended 30 June 2016
Previous corresponding period:
Year ended 30 June 2015 ABN 90 009 237 889
PRIMA BIOMED

TABLE OF CONTENTS
03 Corporate Directory
04 Chairman’s Letter
05 Review of Operations
09 Directors’ Report
27 Corporate Governance Statement
28 Auditor’s Independence Declaration
30 Financial Statements
31 Consolidated Statement of Comprehensive Income
32 Consolidated Balance Sheet
33 Consolidated Statement of Changes in Equity
34 Consolidated Statement of Cash Flows
35 Notes to the Consolidated Financial Statements
80 Directors’ Declaration
81 Independent Auditor’s Report to the Members of Prima BioMed Ltd.
83 Shareholder Information

CORPORATE DIRECTORY
Directors
Ms Lucy Turnbull, AO (Non-Executive Chairman)
Mr Marc Voigt (Executive Director & Chief Executive Officer)
Mr Albert Wong (Non-Executive Deputy Chairman)
Dr Russell Howard (Non-Executive Director)
Mr Pete Meyers (Non-Executive Director)
Company Secretary
Ms Deanne Miller
Registered office & principal place of business
Level 12
95 Pitt Street
Sydney NSW 2000
Share Registry
Boardroom Pty Ltd
Grosvenor Place
Level 12, 225 George Street
Sydney, NSW 2000
Auditor
PricewaterhouseCoopers
201 Sussex Street
Sydney, NSW 2000
Solicitors
K&L Gates
Level 31, 1 O’Connell Street
Sydney NSW 2000
Australia
Banker
National Australia Bank Ltd
Kew Branch
Melbourne, Victoria 3000
Stock exchange listings
Prima BioMed Ltd shares are listed on the:
Australian Securities Exchange (ASX code: PRR), and NASDAQ (NASDAQ code: PBMD)
Website address
www.primabiomed.com.au

CHAIRMAN’S LETTER
Lucy Turnbull, AO

Dear Fellow Shareholder,
On behalf of the Prima BioMed Board I am pleased to present the Annual Report for 2015/2016. The past 12 months has been a busy time for Prima, the highlight being progression of our lead product IMP321 in two active clinical trials. At the same time our partnerships in other programs continue to make good progress.
At present, AIPAC, our Phase IIb chemo-immunotherapy study of IMP321-plus-paclitaxel in metastatic breast cancer, is recruiting well with its second cohort of patients. Just before the end of the financial year we announced initial safety data from the first cohort, which confirmed the safety and tolerability of IMP321, with no drug related serious adverse events. This significantly de-risks the remainder of the trial. We anticipate that the results of the first safety run in data from both cohorts will be presented in the fourth calendar quarter of 2016.
TACTI-mel, our Australian melanoma trial with IMP321 has six clinical centers approved, with all of them now active. The study will recruit up to 24 patients, with the interim data of the first cohort (of up to 8 patients) expected before the end of this calendar year.

Financially, the company remains in a good position following the successful Share Purchase Plan early in the financial year as well as two smaller share placements to sophisticated investors in Europe and Australia. We also continue to benefit from significant R&D tax grants in both Europe and Australia, where our clinical trials are being conducted, and from milestone payments from our pharmaceutical partners.
Due to effective management of cash reserves, a rigorous focus on costs and the divestment from our CVac program in February 2015, the Company’s cash reach has been extended into the fourth quarter of calendar year 2017. This is a significant improvement on the outlook provided in last year’s Annual Report and our most recent Investor Update.
Partnering CVac to New York-listed SYDYS Corp was considered the best available solution to secure a viable pathway for CVac’s ongoing development and prospects for commercialization. Importantly, this requires no further funding commitment from Prima while providing considerable potential upside should its commercialisation be achieved, which is dependent on SYDYS Corp raising sufficient capital to continue its development.
Prima’s two global pharmaceutical partners, Novartis and GlaxoSmithKline, continue to develop their LAG-3 related products in the clinic. As further clinical development continues, further milestone payments become more likely.
I would like to thank shareholders for their support over the past year and look forward to updating you on further progress in the year ahead in relation to our LAG-3 programs.
Yours sincerely,
Lucy Turnbull
Lucy Turnbull, AO
Chairman,
Prima BioMed Ltd
31 August 2016

REVIEW OF OPERATIONS

On behalf of the Directors and Management of Prima BioMed, I am pleased to report on our operations for the past financial year.
Operational and financial review
Fiscal year 2016 saw many important and positive events for Prima, most significantly, the initiation of two clinical trials in the LAG-3 field, with early safety data confirmed for our Phase IIb chemo-immunotherapy trial in metastatic breast cancer and progress in our partnered programs.
Our two clinical studies, namely a Phase IIb chemo-immunotherapy trial in metastatic breast cancer (AIPAC) and a Phase I study in combination with an immune checkpoint inhibitor (TACTI-mel), continue to progress well. Data from the first cohort of patients from AIPAC confirmed the safety and tolerability of our lead compound, IMP321.
Marc Voigt, Executive Director & CEO

In July and August 2015, we completed a successful capital raising which was essential for initiating our two clinical trials for IMP321. The Share Purchase Plan (“SPP”), which was heavily oversubscribed, was increased from A$5m to A$10m. The decision to terminate our US$37.4m investment facility with Bergen Global Opportunity Fund, by mutual consent, was followed by two smaller placements with institutional investors. The aggregate amount of these two placements in October and November 2015 was A$3.55m.
Shareholders ratified the issue of further securities to Ridgeback Capital Investments L.P. at the Extraordinary General Meeting held on 31 July 2015. In accordance with the approval by shareholders, the Company issued ordinary shares, a convertible note and warrants. Assuming that Ridgeback Capital Investments L.P. exercises all warrants and convertible notes, an additional 1,067,462,626 ordinary shares may be issued in future reporting periods. The total proceeds from the issuance of the above securities amounted to A$13,960,794.
These capital raising initiatives, coupled with collaboration cash inflows, have solidified our capital position with projected cash reach for a minimum of twelve months from the date of this report. We believe that careful, focussed and output-oriented cash management is critical.
Financial performance
Grant income for FY16 was A$887,083 (FY15 A$1,167,190) relate to grants received from Australian Research and Development Rebates, France’s Crédit d’Impôt Recherche, and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany. The reduction in grant income for the year is in line with a reduction in Research & Development expenditure compared to the prior year. It is expected that grant income will increase in FY17 in line with an increase in Research and Development expenditure as the Company progresses its clinical trials in IMP321.
The total corporate administrative expense for FY16 was A$6,982,629 (FY15: A$5,723,106). This increase in administrative expenses is primarily attributable to an increase in employee share-based payment expenses during the year of A$1,976,417 (FY15: A$738,799) with other expenses remaining consistent with the prior year. The R&D expenses in FY16 have been dominated by the two IMP321 related clinical trials, AIPAC and TACTI-mel, mostly related to contracts with our clinical research organisations. Despite initiation of these two new trials, R&D expenses (of A$7,059,528) decreased compared to the previous year (FY15: A$8,952,447). This is principally due to cessation of the costly CVac clinical trials and careful management of our cash resources.
During the year there was an expense of A$542,075 (FY15: A$Nil) in relation to changes in fair value of a comparability milestone. This relates to an amount paid into a retention account on the acquisition of Immutep which was measured through fair value through profit and loss subsequent to the acquisition in accordance with applicable accounting standards. Refer to note 21 for further information.

REVIEW OF OPERATIONS CONTINUED
The net change in fair value of convertible note liability of A$607,637 (FY15: A$Nil) was attributable to the liability component of the convertible note being measured at fair value as required by AASB 2. Refer to note 15 for further information.
The loss after tax for FY16 was A$62,015,184 compared to A$32,151,696 in FY15. The increase was attributable to non-cash financing costs, including a share-based payment to a strategic investor (Ridgeback Capital Investments) and non-cash changes in the fair value of the financial liability. Removing the impact of those two non-cash items results in a loss after tax for FY16 of A$13,939,476. This loss is 0.91% higher when compared to the adjusted previous period loss of A$13,813,681 after removing non-cash financing costs of A$18,338,015.
With careful financial management Prima remains in a very solid financial position with a cash balance of A$20,879,548 as at 30 June 2016. We anticipate being able to prolong our cash reach to at least the fourth quarter of calendar year 2017. This extended cash reach does not include potential milestone payments from existing partnerships, which, if received, would extend our cash reach even further.
Strategic development and risks
Our main focus for FY16 was our LAG-3 programs. We have made significant progress in maintaining our position as the global leader in developing LAG-3 related product candidates.
We believe the prominence of LAG-3 as an attractive scientific and clinical target has been increasing in the pharmaceutical and biotech industry. In addition to IMP321, there are several clinical and pre-clinical programs underway, including those of our partners Novartis and GlaxoSmithKline. New clinical trials have been initiated in the past 12 months so that more patients have the chance to benefit from LAG-3 related treatments. Given this strong industry interest, we believe that LAG-3 may follow the success of PD-1 and CTLA-4 related products.
In the past few months we have commenced two new clinical trials, AIPAC and TACTI-mel. AIPAC is the acronym for Prima’s multicentre, Phase IIb, randomised, double-blind, placebo-controlled study in hormone receptor-positive metastatic breast carcinoma patients receiving IMP321 (LAG-3 Ig fusion protein) or placebo, as an adjunctive to a standard chemotherapy treatment regimen of paclitaxel. The primary purpose of the AIPAC trial is to determine the clinical benefit of IMP321 in terms of Progression-Free Survival as the primary clinical endpoint in this patient population. The first results have been reported in June 2016 with the product being safe and well tolerated. This clinical trial is focussed on Europe with the study currently active in Belgium, the Netherlands and Hungary. The initial results of all 15 patients from the safety run-in phase of AIPAC are expected to be presented in the fourth quarter of calandar year 2016.
‘TACTI-mel’ (Two ACTive Immunotherapeutics in melanoma) is a multicentre, open label, Phase I study in which patients with unresectable or metastatic melanoma will be dosed with IMP321 in combination with an approved checkpoint inhibitor. The study will evaluate safety as the primary endpoint and anti-tumour activity and the immune response to the combination as secondary endpoints. The focus of this clinical trial is Australia.
The Company’s intellectual property position has been further strengthened by patent grants which included a Japanese patent related to IMP321 granted in May 2016.
In February 2016, CVac, our main product in previous years, was licensed to Sydys Corporation, Inc. Sydys is an Over-The-Counter (OTC) publicly traded company based in New York that has been repurposed as a clinical stage biotechnology company in order develop the licensed CVac assets.
In this spin out transaction Prima received a 9.9% equity stake in Sydys as consideration for the assets being transferred. Given the significant capital requirements for conducting clinical trials, no upfront payment was paid; however, should CVac be successfully commercialized, if Sydys is able to secure sufficient funding for the commercialisation, Prima could receive development, regulatory and commercial milestone payments upon the achievement of set commercial sales targets, in addition to low single digit royalties on sales. This transaction allows Prima to fully concentrate on its highly prospective LAG-3 related programs.

REVIEW OF OPERATIONS CONTINUED
A biotech company like Prima BioMed is exposed to a number of risks: There can be no guarantee that our manufacturing, research, regulatory and clinical development is successful or can be carried out in the anticipated timelines or that our intellectual property position will be strengthened or not harmed or that our existing partnerships or potential new ones will be successful. In addition the Company will require additional financing in the future and in fact as the Company has a history of operating losses and may not achieve or maintain profitability in the future, future cash needs are not unlikely.
Business Development
Our commercial partners, Novartis and GlaxoSmithKline, continue to progress the development of the licensed LAG-3 products in the clinic. The blocking antibody (Checkpoint inhibitor) which was licensed to Novartis (IMP701 or LAG525) entered clinical development in August 2015 in a Phase I/II clinical study resulting in a milestone payment. Prima is eligible to receive further potential development-based milestone payments and royalties on sales following commercialisation of these products. Novartis have now added a third arm to their trial of a LAG-3 antagonist called LAG-525. The study is testing LAG-525 alone and in combination with a PD-1 inhibitor and has recently commenced a third trial arm in Japanese patients. The number of patients expected to be recruited has increased with final results expected in 2018. IMP731 or GSK2831781, which is licensed to GlaxoSmithKline, continued clinical development in a Phase I study carried out in the United Kingdom and Germany. We encourage our shareholders to follow the development of these products at clinicaltrials.gov.
In FY16 we also concluded a new material transfer agreement with Yamaguchi University, Japan, where IMP321 is being tested in clinical research as an adjuvant to a peptide vaccine for the treatment of hepatocellular carcinoma.
Business development continues to be a key strategic focus for Prima and we have significantly increased our efforts over the past year. The pipeline chart below illustrates our current stage of development in terms of our different product candidates:
LAG-3 Technologies
IMP321 Preclinical Phase I Phase IIa Phase IIIb
Metastatic Breast Cancer WW Prima (ex China: Eddingpharm) Phase IIb trial began Oct 2015 MOA: APC activator following first-line chemotherapy
Proof of Concept Study in
Metastatic Melanoma WW Prima (ex China: Eddingpharm) Phase I trial began Jan 2015 MOA: APC activator + PD-1 checkpoint inhibitor
IMP731 Preclinical Phase I Phase IIa Phase IIIb
Autoimmune Diseases WW GSK Phase I trial began Jan 2015 MOA: LAG-3 depleting antibody
IMP701 Preclinical Phase I Phase IIa Phase IIIb
Cancer WW Novartis Phase I trial began Aug 2015 MOA: Blocking LAG-3 antibody
Autologous Dendritic Cell Therapy
CVacTM Preclinical Phase I Phase IIa Phase IIIb
Ovarian Cancer WW Sydys Corporation (ex Israel: Neopharm) Phase IIb completed (CAN-003)

REVIEW OF OPERATIONS CONTINUED
Outlook
We believe we have made significant progress in the last year in clinical and business development. Safety and immune monitoring data from our two ongoing clinical studies is expected to be available in the fourth quarter of this calendar year. We anticipate this data will further de-risk our IMP321 programs as we ramp up recruitment for AIPAC.
Meanwhile our pharma partners are very focused on the development of their drug candidates and continue to generate interest in LAG-3 around the world. Potential future milestone payments from these programs also underpin our solid financial position, which in turn allows us to focus on further R&D into new potential LAG-3 product candidates.
I would like to thank our whole team for their ongoing commitment and, of course, our shareholders for their continuing support. A special thank you also to the patients, their families and the physicians supporting our exciting clinical studies.
Sincerely,
Marc Voigt
Executive Director & Chief Executive Officer (CEO)
Prima BioMed Ltd
31 August 2016

DIRECTORS’ REPORT
The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘group’) consisting of Prima BioMed Ltd (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2016.
Directors
The following persons were directors of Prima BioMed Ltd during the whole of the financial year and up to the date of this report, unless otherwise stated:
Ms Lucy Turnbull, AO
Mr Albert Wong
Dr Russell Howard
Mr Pete Meyers
Mr Marc Voigt
Principal activities
During the financial year the principal continuing activities of the consolidated entity consisted of research, development and commercialisation of licensed medical biotechnology.
Dividends
There were no dividends paid or declared during the current or previous financial year.
Review of operations
The loss for the consolidated entity after providing for income tax amounted to $62,015,184 (30 June 2015: $32,151,696). Refer to the Review of Operations on page 5 for further detail.
Significant changes in the state of affairs
It was announced in May 2016 that Sydys Corporation will license the Company’s CVac immune-oncology program and oversee its future development.
Apart from the above there were no significant changes in the state of affairs of the consolidated entity during the financial year.
Matters subsequent to the end of the financial year
No matters or circumstances have arisen since 30 June 2016 that has significantly affected, or may significantly affect:
(a) the Group’s operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the Group’s state of affairs in future financial years.
Likely developments and expected results of operations
Information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.
Environmental regulation
The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

DIRECTORS’ REPORT CONTINUED
Information on directors
Ms Lucy Turnbull, AO
–
Non-Executive Chairman
Qualifications
–
LLB University of Sydney, MBA AGSM
Experience and expertise
–
Lucy Hughes Turnbull AO is an urbanist, businesswoman and philanthropist with longstanding interest in cities and their planning and technological and social innovation. She chaired ASX listed WebCentral Ltd from 2004-06 when it was acquired by ASX listed Melbourne IT Limited. She was a director of Melbourne IT from 2006-2010 and was a director of Sealink Travel Group Ltd in 2015. She is Chief Commissioner of the Greater Sydney Commission and chairs the Committee for Sydney. She was previously Deputy Chair of the COAG Reform Council’s Cities Expert Panel advising on its Metropolitan Strategic Planning Report. She was the first female Lord Mayor of the City of Sydney from 2003-4 and before that was Deputy Mayor from 1999-2003. She was a board member of the Cancer Institute of NSW and the Australian Technology Park, Redfern. In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business.
Date of appointment
–
7 October 2010
Other current directorships
–
None
Former directorships (in the last 3 years)
–
Sealink Travel Group Ltd
Special responsibilities
–
Chairman of the Remuneration Committee from 13 February 2014 and member of the Audit and Risk Committee
Mr Albert Wong
–
Non-Executive Director and Deputy Chairman
Qualifications
–
Bachelor of Commerce (UNSW), F Fin, MSDIA, FAICD
Experience and expertise
–
Originally from Hong Kong, Mr Wong has been involved in the investment banking and stockbroking industry for some 35 years. He has and continues to serve on various boards including Founding Chairman of Kyckr Limited and is an adviser to China’s Nanshan Group and is an alternate director representing their interests on the Virgin Australia board. Albert’s philanthropic activities include serving on the boards of UNSW Foundation, The Children’s Medical Research Institute and President and Honorary Life Governor of the Physics Foundation at the University of Sydney.
Date of appointment
–
28 April 2010
Other current directorships
–
None
Former directorships (in the last 3 years)
–
Winmar Resources Ltd and Kimberley Diamonds Ltd
Special responsibilities
–
Member of the Audit and Risk Committee and Remuneration Committee

DIRECTORS’ REPORT CONTINUED
Dr Russell Howard
–
Non-Executive Director
Qualifications
–
PhD
Experience and expertise
–
Dr. Russell Howard is an Australian scientist, executive manager and entrepreneur. He was a pioneer in molecular parasitology and commercialization of “DNA Shuffling”. He is an inventor of 9 patents and has over 150 scientific publications. After his PhD in biochemistry from the University of Melbourne, he held positions at several research laboratories, including the National Institutes of Health in the USA where he gained tenure. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute in Palo Alto, CA; was the President and Scientific Director of Affymax, Inc. and co-founder and CEO of Maxygen, Inc. after its spin-out from GlaxoWellcome. As Maxygen’s CEO, Dr. Howard led its IPO on NASDAQ and a secondary offering, raising US$ 260 million. Maxygen developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, he started the Cleantech company Oakbio, Inc. and remains involved in several innovative companies in the USA and Australia. He is currently Executive Chairman of NeuClone Pty Ltd and Head of Commercial Strategy for Genomics at Genome.One, both in Sydney.
Date of appointment
–
8 May 2013
Other current directorships
–
None
Former directorships (in the last 3 years)
–
Circadian Technologies Ltd
Special responsibilities
–
Member of Remuneration Committee
Mr Pete Meyers
–
Non-Executive Director
Qualifications
–
BS, MBA
Experience and expertise
–
Mr. Meyers is currently the Chief Financial Officer of Motif Bio plc. Previously, Mr Meyers was the Chief Financial Officer of TetraLogic Pharmaceuticals Corporation. Prior to these roles, Mr. Meyers was an accomplished health care investment banker, holding a positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. In New York. Mr. Meyers earned a Bachelor of Science degree in finance from Boston College and a Master of Business Administration degree from Columbia Business School. Mr Meyers is currently also the Chairman and President of the Thomas M Brennan Memorial Foundation, Inc.
Date of appointment
–
12 February 2014
Other current directorships
–
None
Former directorships (in the last 3 years)
–
None
Special responsibilities
–
Chairman of the Audit & Risk Committee from 21 February 2014

DIRECTORS’ REPORT CONTINUED
Mr Marc Voigt
–
Executive Director & Chief Executive Officer (CEO)
Qualifications
–
MBA
Experience and expertise
–
Marc has more than 18 years of experience in the financial and biotech industry, having joined the Prima team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Prima’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds.
Date of appointment
–
9 July 2014
Other current directorships
–
None
Former directorships (in the last 3 years)
–
None
Special responsibilities
–
None
‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.
‘Former directorships (in the last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.
Meetings of directors
The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2016, and the number of meetings attended by each director were:
Full Board
Remuneration Committee
Audit and Risk Committee
Attended
Held
Attended
Held
Attended
Held
Ms Lucy Turnbull, AO
4
4
1
1
4
4
Mr Albert Wong
4
4
1
1
4
4
Mr Marc Voigt
4
4
—
—
—
—
Dr Russell Howard
4
4
1
1
—
—
Mr Pete Meyers
4
4
—
—
4
4
Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

DIRECTORS’ REPORT CONTINUED
Management directory
Ms Deanne Miller,
General Counsel & Company Secretary
Ms Miller has broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined Prima as General Counsel and Company Secretary in October 2012. She has a Combined Bachelor of Laws (Honours) and Bachelor of Commerce, Accounting and Finance (double major) from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.
Dr Frédéric Triebel,
Chief Scientific Officer & Chief Medical Officer
Frédéric Triebel, MD Ph.D., was the scientific founder of Immutep S.A. (2001) and served as the Scientific and Medical Director at Immutep from 2004. Before starting Immutep, he was Professor in Immunology at Paris University. While working at Institut Gustave Roussy (IGR), a large cancer centre in Paris, he discovered the LAG-3 gene in 1990 and continued working on this research program since then, identifying the functions and medical usefulness of this molecule. He headed a research group at IGR while also being involved in the biological follow-up of cancer patients treated in Phase I/II immunotherapy trials. He was Director of an INSERM Unit from 1991 to 1996.
First trained as a clinical haematologist, Prof. Triebel holds a Ph.D. in immunology (Paris University) and successfully developed several research programs in immunogenetics and immunotherapy, leading to 144 publications and 16 patents.
REMUNERATION REPORT
The Directors are pleased to present the 2016 remuneration report which sets out remuneration information for Prima BioMed Ltd’s Non-Executive Directors, Executive Directors, and key management personnel.
Directors and key management personnel disclosed in this report.
Name
Position
Ms Lucy Turnbull, AO
Non-Executive Chairman
Mr Albert Wong
Non-Executive Deputy Chairman
Dr Russell Howard
Non-Executive Director
Mr Pete Meyers
Non-Executive Director
Mr Marc Voigt
Executive Director & Chief Executive Officer
Key management personnel
Ms Deanne Miller
General Counsel & Company Secretary
Dr Frédéric Triebel
Chief Scientific Officer & Chief Medical Officer

DIRECTORS’ REPORT CONTINUED
The remuneration report is set out under the following main headings:
A Principles used to determine the nature and amount of remuneration
B Details of remuneration
C Service agreements
D Share-based compensation
A Principles used to determine the nature and amount of remuneration
Remuneration Policy
Remuneration of all Executive and Non-Executive Directors and Officers of the Company is determined by the Remuneration Committee.
Remuneration governance
The remuneration committee is a committee of the board. It is primarily responsible for making recommendations to the board on:
Non-Executive Director fees
remuneration levels of executive directors and other key management personnel the over-arching executive remuneration framework and operation of the incentive plan, and key performance indicators (KPI) and performance hurdles for the executive team.
Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company.
The Corporate Governance Statement provides further information on the role of this committee.
Non-Executive Directors’ fees
Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010.
The remuneration paid to each director is inclusive of committee fees. No retirement benefits are payable other than statutory superannuation, if applicable.
The 3rd edition of the Corporate Governance Principles and Recommendations released by the ASX Corporate Governance Council (Council) specifies that it is generally acceptable for non-executive directors to receive securities as part of their remuneration to align their interest with the interests of other security holder, however non-executive directors should not receive performance-based remuneration as it may lead to bias in their decision making and compromise their objectivity. Accordingly, as a means of attracting and retaining talented individuals, given the fiscal constraints of a development stage company, the Board has chosen to grant equity in the form of performance rights which vest based only on meeting continuous service conditions. Non-Executive Directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity.

DIRECTORS’ REPORT CONTINUED
Executive remuneration policy and framework
In determining executive remuneration, the board aims to ensure that remuneration practices are:
competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places, aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent, and acceptable to shareholders.
The executive remuneration framework has three components:
base pay and benefits, including superannuation, social security payments and health insurance short term performance incentives, and
long term incentives through participation in employee option plans and the grant of performance rights.
Executive remuneration mix
In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”.
Base pay and benefits
Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Non-financial benefits include health insurance. Executives are offered a competitive base pay that comprises the fixed component of pay and rewards.
Independent remuneration information is obtained from sources such as independent salary surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market.
In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market.
An executive’s pay is also reviewed on promotion. There is no guaranteed base pay increases included in any executives’ contracts. Superannuation benefits are paid on behalf of Australian based executives.
At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the development of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long term objective of developing and commercialising the research & development results. At senior management level, performance pay is partly determined by achieving successful capital raising milestones to support its clinical programs and the achievement of clinical milestones in a manner that aligns the executive’s performance pay with value creation for shareholders.
The Company envisages its earnings will remain negative whilst the Company continues in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector.
Short-term incentives
Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. STIs may be awarded at the end of a performance review cycle for meeting group and individual milestone achievements that align to the Company’s strategic and business objectives at the discretion of the board.

DIRECTORS’ REPORT CONTINUED
The remuneration committee is responsible for determining the amount of STI to be awarded. To assist in this assessment, the committee receives reports on performance from management. The committee has the discretion to adjust short-term incentives downwards in light of unexpected or unintended circumstances.
In the current pre-commercialisation stage of the Company’s development, it is the Board’s preference to issue non-cash STIs except in unusual circumstances.
Non-cash STIs are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2015 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests. As a result of that review, this ‘umbrella’ EIP was adopted to allow eligible executives to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in the United States, France, Germany, and Australia.
Long-term incentives
Long-term incentives (LTI) are also provided to certain employees via the EIP which replaces the Global Employee Share Option Plan (GESOP) and the Employee Share Option Plan (ESOP). The LTI is intended to:
reward high performance and to encourage a high performance culture align the interest of executives and senior management with those of the company and shareholders provide the company with the means to complete for talented staff by offering remuneration that includes an equity-based component, like many of its competitors.
Assist with the attraction and retention of key personnel.
Executives and senior managers eligible to participate in the LTI are considered by the Board to be in roles that have the opportunity to significantly influence long-term shareholder value.
The Company may issue eligible participants with performance rights which entitle the holder to subscribe for or be transferred one fully paid ordinary share of the Company for no consideration. Equity-settled performance rights carry no dividend or voting rights.
The following vesting profile is in place for the LTI:
Tranche
Performance measurement period
Vesting date
% vested
1
1 September 2014 to 1 October 2017
2 October 2017
—
2
1 September 2014 to 30 September 2018
2 October 2018
—
The performance rights are issued to executive directors and employees for no consideration and are subject to the continuing employment and lapse upon resignation, redundancy or termination, or failure to achieve the specified performance vesting condition. The performance rights will immediately vest and become exercisable if in the Board’s opinion a vesting event occurs (as defined in the plan rules) such as a takeover bid or winding up of the Company. If the performance rights vest and are exercised, the employee receives ordinary shares in the Company for no consideration.
The performance vesting condition for performance rights issued is relative to the Total Shareholder Return (TSR). For Tranche 1, up to 75% of the Performance Rights granted will vest if the Company achieves a Compound Annual Growth Rate (CAGR) in Total Shareholder Return (TSR) of 20% p.a. over the period from grant date to 30 September 2017. For Tranche 2, up to 25% of the performance rights granted will vest if the Company achieves a compound annual growth rate in the Total Shareholder Return (TSR) over the period from grant date to 31 August 2018. Any performance rights which fail to meet Tranche 1 outperformance hurdles will not lapse but may still vest (retested) if the performance condition for Tranche 2 is met.

DIRECTORS’ REPORT CONTINUED
Certain employees hold options which were granted under the previous GESOP or ESOP plans. The GESOP was approved by shareholders at the 2011 annual general meeting and was designed to provide long-term incentives for executives to deliver long-term shareholder returns.
Under GESOP, participants were granted options which vested after 12 months if the employees were still employed by the group at the end of the vesting period. Participation in the plan is at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits.
The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The Company has ceased to issue options under the ESOP. The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.
Voting and comments made at the Company’s 2015 Annual General Meeting
The Company received a 82.72% “yes” vote on its remuneration report for the 2015 financial year. The Company addressed specific feedback at the AGM or throughout the year on its remuneration practices.
B Details of remuneration
Amounts of remuneration
Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing and controlling the major activities of the consolidated entity) are set out in the following tables.
Short-term Benefits
Post Employment Benefits
Long-term Benefits
Share-based Payments
30-Jun-16
Cash salary and fees
Cash bonus
Non Monetary
Super- annuation
Long service leave
Termination benefits
Performance Rights
Options issued
Total
$
$
$
$
$
$
$
$
$
Ms L Turnbull, AO
137,520
—
—
13,064
—
—
—
—
150,584
Mr A Wong
84,040
—
—
7,984
—
—
—
—
92,024
Dr R Howard
90,000
—
—
—
—
—
—
—
90,000
Mr Pete Meyers1
—
—
95,547
—
—
—
—
—
95,547
Mr M Voigt
347,520
90,616
—
—
—
—
925,347 2
—
1,363,483
Other Key Management Personnel
Dr F Triebel
229,387
—
—
—
—
—
382,964 2
—
612,351
Ms D Miller
175,510
50,000
—
21,423
5,817
—
516,332 2
—
769,082
1,063,977
140,616
95,547
42,471
5,817
—
1,824,643
—
3,173,071
1 Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.

DIRECTORS’ REPORT CONTINUED
The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights is due to vest on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 vest on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).
2 The majority of the Performance Rights vested as follows:
1/3 vested on 5 August, 2015 to Mr M Voigt and Ms D Miller and on 31 January 2016 for Dr F Triebel.
1/3 vested on 5 August, 2016 to Mr M Voigt and Ms D Miller and Dr F Triebel.
1/3 to vest on 5 August, 2017 to Mr M Voigt and Ms D Miller and Dr F Triebel.
Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.
For vesting details of the other Performance Rights please refer to Section D on Share-based compensation below.
Short-term Benefits
Post employment Benefits
Long-term Benefits
Share-based Payments
30-Jun-15
Cash salary and fees
Cash bonus
Non Monetary
Super- annuation
Long service leave
Termination benefits
Performance Rights
Options Issued
Total
$
$
$
$
$
$
$
$
$
Ms L Turnbull, AO
137,520
—
—
13,064
—
—
—
—
150,584
Mr A Wong
84,040
—
—
7,984
—
—
—
—
92,024
Dr R Howard
90,000
—
—
—
—
—
—
—
90,000
Mr Pete Meyers2
—
—
134,439
—
—
—
—
—
134,439
Mr M Voigt1
285,666
60,180
—
—
—
—
213,085
5,999
564,930
Other Key Management Personnel
Dr S Gargosky
356,153
—
—
—
—
—
119,295
5,939
481,387
Dr F Triebel 3
130,213
—
—
—
—
—
—
—
130,213
Ms D Miller
181,666
50,000
—
22,008
6,231
—
119,295
3,389
382,589
1,265,258
110,180
134,439
43,056
6,231
—
451,675
15,327
2,026,166
1 Mr Marc Voigt replaced Mr Matthew Lehman as Executive Director and Chief Executive Officer on 9 July 2014.
2 Mr Pete Meyers was issued 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.
The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights is due to vest on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 vest on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).
3 Dr Frederic Triebel joined the company as Chief Scientific Officer and Chief Medical Officer on 12 December 2014.

DIRECTORS’ REPORT ▶ CONTINUED
The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:
Name Fixed remuneration At risk – STI At risk – LTI
2016 2015 2016 2015 2016 2015
Non-Executive Directors
Ms L Turnbull, AO 100% 100% — — — —
Mr A Wong 100% 100% — — — —
Dr R Howard 100% 100% — — — —
Mr Pete Meyers 100% 100% — — — —
Executive directors
Mr M Voigt 26% 50% 9% 32% 65% 18%
Other Key Management Personnel
Dr F Triebel 38% 100% 2% — 60% —
Ms D Miller 26% 55% 10% 35% 64% 10%
C Service agreements
Remuneration and other terms of employment for key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits and notice periods. Participating in the STI and LTI plans is subject to the Board’s discretion. Compensation paid to key management personnel is determined by remuneration committee on an annual basis with reference to market salary surveys. Determination of compensation for Non-Executive Directors is detailed on page 17, 18, 19, 21 and 22 on the directors’ report. Details of the current terms of these agreements are below. Unless stated otherwise, all salaries quoted below are as at 30 June 2016.
Mr Marc Voigt – Executive Director & CEO
Agreement commenced: – 9 July 2014
Details – The initial term is for a period of 3 years. Each party is to provide at least 6 months’ notice of its intention to extend the term of the contract. The contract can be terminated by either party upon at least 3 months’ notice if notice is provided within the first 6 months’ of the commencement date. Thereafter it can be terminated by either party upon 6 months’ notice. Prima may make payments in lieu of the period of notice, or for any unexpired part of that notice period.
Base salary including superannuation – EUR 215,000
Ms Deanne Miller – General Counsel & Company Secretary
Agreement commenced: – 17 October 2012
Details – The agreement can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation – AUD 219,000

DIRECTORS’ REPORT ▶ CONTINUED
Dr Frédéric Triebel – Chief Scientific Officer & Chief Medical Officer
Agreement commenced: – 12 December 2014
Details – Each of the parties may terminate the employment contract and the present Amendment, subject to compliance with the law and the Collective Bargaining Agreement (“CBA”) and notably to a 3-month notice period as set forth in the CBA.
The party which fails to comply with the notice period provisions shall be liable to pay the other an indemnity equal to the salary for the remainder of the notice period.
Base salary including superannuation – EUR 170,000
Key management personnel have no entitlement to termination payments in the event of removal for misconduct or gross negligence.
D Share-based compensation
• Issue of shares
There were no shares issued to directors and key management personnel as part of compensation during the year ended 30 June 2016. During the year 26,977,412 performance rights and options were exercised and converted into ordinary shares.
• Options
There are no options which were granted in prior years which affected remuneration in this financial year or future reporting years.
Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share.
Shares provided on exercise of remuneration options
No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director.
Details of bonuses and share-based compensation
For each cash bonus and grant of performance rights and options included in the tables on pages 21 and 22, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.
• Performance rights
The terms and conditions of each grant of performance rights affecting remuneration of key management personnel in this financial year or future reporting years are as follows:

DIRECTORS’ REPORT ▶ CONTINUED
Grant date * Type of performance right granted Vesting date and exercisable date Number of performance rights Value per right at grant date Vested and exercised 30 June 2016
$ $ %
19 Sep 14(a) STI 1 Oct 15 2,450,980 0.042 100
19 Sep 14(b) LTI – Tranche 1 2 Oct 17 2,757,353 0.044 —
19 Sep 14(b) LTI – Tranche 2 1 Oct 18 919,118 0.044 —
14 Nov 14(a) STI 1 Oct 15 4,068,627 0.037 100
14 Nov 14(b) LTI – Tranche 1 2 Oct 17 9,191,177 0.038 —
14 Nov 14(b) LTI – Tranche 2 1 Oct 18 3,063,725 0.040 —
14 Nov 14(c) Fixed short-term benefits 1 Oct 15 2,573,529 0.037 100
14 Nov 14(c) Fixed short-term benefits 1 Oct 16 2,573,529 0.037 —
14 Nov 14(c) Fixed short-term benefits 1 Oct 17 857,844 0.037 —
5 Aug 15(d) LTI 5 Aug 15 10,666,666 0.047 100
5 Aug 15(d) LTI 31 Jan 16 3,333,333 0.047 100
5 Aug 15(d) LTI 5 Aug 16 14,000,000 0.047 —
5 Aug 15(d) LTI 5 Aug 17 14,000,001 0.047 —
7 Mar 16(e) STI 5 Aug 17 1,486,326 0.041 —
(a) Performance hurdles based on individual KPIs have been set for performance rights granted.
(b) Performance hurdle representing 100% of the total number of performance rights granted – Compound Annual Growth Rate (CAGR) in the share price over the measurement period of at least 20%.
(c) No performance hurdles have been set with respect to these performance rights granted.
(d) No performance hurdles have been set with respect to these performance rights granted.
(e) Performance hurdles based on individual KPIs have been set for performance rights granted.
* In addition to the performance hurdles set, the participant must be employed by the company on the vesting date.
Performance rights granted under the plan carry no dividend or voting rights.
When exercisable, each performance right is convertible into one ordinary share.
Details of performance rights over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. The table further shows the percentages of the options granted under the Employee Option Plan that vested and/or were forfeited during the year.
Details of bonuses and share-based compensation
For each cash bonus and grant of performance rights and options included in the tables on page 21, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the vesting criteria is set out below.

DIRECTORS’ REPORT ▶ CONTINUED
Name Cash bonus Share-based compensation benefits (options & performance rights)
Paid % Forfeited % Year granted No Granted Value of options/ rights at grant date $ Vested % Number of options/ rights vested during the year For- feited % Financial years in which rights and options may vest
Mr P Meyers — — 2014* 7,720,588 285,662 55.56 2,573,529 — 2015, 2016, 2017 & 2018
Mr M Voigt 100 — 2015** 16,323,529 623,051 24.92 4,068,627 — 2016, 2018 & 2019
2016*** 20,000,000 940,000 33.33 6,666,666 2016, 2017 & 2018
Mr F Triebel — — 2016**** 11,486,326 470,000 29.02 3,333,333 — 2016, 2017 & 2018
Ms D Miller 100 — 2015** 6,127,451 265,375 40 2,450,980 — 2016, 2018 & 2019
2016*** 12,000,000 564,000 33.33 4,000,000 — 2016, 2017 & 2018
* 7,720,588 performance rights in lieu of cash for his services as a non-executive director, in accordance with shareholder approval received at the AGM on 14 November 2014.
The first tranche of his performance rights vested to him i.e. 1,715,686 converted to ordinary shares immediately after the shareholder approval was received. (Being for service from date of appointment to 30 September 2014). The second tranche of 2,573,529 performance rights vested on 1 October 2015. (Being for service from 1 October 2014 to 30 September 2015); The third tranche of 2,573,529 performance rights is due to vest on 1 October 2016. (Being for service from 1 October 2015 to 30 September 2016); The final 857,844 vest on 1 October 2017. (Being for service from 1 October 2016 to 31 January 2017).
** Performance rights were granted under the EIP. Short term incentive performance rights vest on 1 October 2015. Long term incentive performance rights vest in two tranches as follows:
75% to vest on 2 October, 2017
25% to vest on 1 October, 2018
Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.
*** Performance rights were granted under the EIP. Long term incentive performance rights vest in three tranches as follows:
1/3 vested on 5 August, 2015
1/3 vested on 5 August, 2016
1/3 to vest on 5 August, 2017
Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.
**** Performance rights were granted under the EIP. 1,486,326 short term incentive performance rights vest on 5 August 2017 subject to meeting pre-determined KPIs. 10,000,000 long term incentive performance rights vest in three tranches as follows:
1/3 vested on 31 January, 2016
1/3 tvested on 5 August, 2016
1/3 to vest on 5 August, 2017
Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The performance rights are subject to accelerated vesting according to agreed terms in each person’s employment contract.
Equity instruments held by key management personnel
The tables on the following page show the number of:
(i) Options over ordinary shares in the company
(ii) Performance rights over ordinary shares in the company
(iii) Shares in the company

DIRECTORS’ REPORT ▶ CONTINUED
That were held during the financial year by key management personnel of the group, including their close family members and entities related to them.
There were no shares granted during the reporting period as compensation.
(i) Options holdings
2016 Balance at start of the year Granted Exercised Other changes1 Balance at end of the year Vested and exercisable Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO 4,439,894 — — — 4,439,894 4,439,894 —
Mr Albert Wong — — — — — — —
Dr Russell Howard — — — — — — —
Mr Pete Meyers — — — — — — —
Mr Marc Voigt 1,171,754 — — (450,000) 721,754 721,754 —
Ms Deanne Miller 121,212 — — — 121,212 121,212 —
Dr Frédéric Triebel2 24,000,600 — — — 24,000,600 24,000,600 —
29,733,460 — — (450,000) 29,283,460 29,283,460 —
1 The above options during the year ended 30 June 2016 lapsed.
2 This amount represents warrants which were issued to Dr Frédéric Triebel upon the acquisition of Immutep.
(ii) Performance Rights holdings
2016 Balance at start of the year Granted Exercised Other changes* Balance at end of the year Vested and exercisable Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO — — — — — — —
Mr Albert Wong — — — — — — —
Dr Russell Howard — — — — — — —
Mr Pete Meyers 6,004,902 — (2,573,529) — 3,431,373 — 3,431,373
Mr Marc Voigt 16,323,529 20,000,000 (10,735,293) — 25,588,236 — 25,588,236
Ms Deanne Miller 6,127,451 12,000,000 (6,450,980) — 11,676,471 — 11,676,471
Dr Frédéric Triebel — 11,486,326 (3,333,333) — 8,152,993 — 8,152,993
28,455,882 43,486,326 (23,093,135) — 48,849,073 — 48,849,073

DIRECTORS’ REPORT ▶ CONTINUED
(iii) Ordinary Share holdings
2016 Balance at start of the year Received during the year on exercise of performance rights Received during the year on the exercise of options Other changes during the year Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO 20,059,576 — — 300,000 20,359,576
Mr Albert Wong 3,537,500 — — 300,000 3,837,500
Dr Russell Howard — — — — —
Mr Pete Meyers 1,715,686 2,573,529 — — 4,289,215
Mr Marc Voigt 870,000 10,735,293 — — 11,605,293
150* — — — 150*
Ms Deanne Miller 20,924 6,450,980 — (1,520,924) 4,950,980
Dr Frédéric Triebel 9,311,383 3,333,333 — — 12,644,716
Total ordinary shares 35,515,219 23,093,135 — (920,924) 57,687,430
Total ADR 150 — — — 150
* American Depository Receipts (ADR) traded on the NASDAQ
• Shares under option
Unissued ordinary shares of Prima BioMed Ltd under option at the date of this report are as follows:
Date options granted Expiration Date Exercise Price Number Listed/Unlisted Options
19 June 2013* 19 June 2017 $0.200 77,378,693 Listed
23 December 2013 30 June 2018 $0.0774 1,515,752 Unlisted
24 January 2015 30 June 2018 $0.0774 165,116 Unlisted
12 December 2014 12 December 2018 $0.05019 147,628,500 Unlisted
5 August 2015 4 August 2020 $0.0237 371,445,231 Unlisted
30 October 2015 30 October 2020 $0.057 793,103 Unlisted
7 March 2016 7 March 2021 $0.040 1,026,272 Unlisted
5 August 2015 4 August 2025 $0.025 8,475,995 Unlisted
608,428,662
No option holder has any right under the options to participate in any other share issue of the Company or any other entity.
* Included in these options were options purchased by the directors and the five most highly remunerated employees during the year.

DIRECTORS’ REPORT ▶ CONTINUED
• Indemnity and insurance of officers
During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities.
The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.
This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.
• Indemnity and insurance of auditor
The Company has not during or since the financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.
During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.
• Proceedings on behalf of the Company
No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.
No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.
• Non-audit services
The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the group are important.
The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:
all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

DIRECTORS’ REPORT ▶ CONTINUED
During the year the following fees were paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms:
Consolidated
30 June 2016 30 June 2015
$ $
PricewaterhouseCoopers Australia
Other audit and assurance services in relation to regulatory filings overseas 209,741 —
Other services
Network firm of PricewaterhouseCoopers Australia
Due Diligence services — 66,986
Total remuneration for non-audit services 209,741 66,986
• Auditor’s independence declaration
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 28.
• Auditor
PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.
This report is made in accordance with a resolution of directors.
On behalf of the directors
Lucy Turnbull, AO
Chairman
Sydney
31 August 2016

CORPORATE GOVERNANCE STATEMENT
The Board is committed to achieving and demonstrating the highest standards of corporate governance. The Board continues to refine and improve the governance framework and practices in place to ensure they meet the interests of shareholders.
The Company complies with the Australian Securities Exchange (ASX) Corporate Governance Council’s Corporate Governance Principles and Recommendations – 3RD edition (the Principles). A copy of the company’s Corporate Governance Statement is available at the company’s website at the following address: http://primabiomed.com.au/about_us/corporate_governance.php.

AUDITOR’S INDEPENDENCE DECLARATION
pwc
Auditor’s Independence Declaration
As lead auditor for the audit of Prima BioMed Ltd for the year ended 30 June 2016, I declare that to the best of my knowledge and belief, there have been:
1. no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
2. no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Prima BioMed Ltd and the entities it controlled during the period.
Rod Dring Sydney
Partner 31 August 2016
PricewaterhouseCoopers
PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

Financial Report
2016
Contents
31 Consolidated Statement of Comprehensive Income
32 Consolidated Balance Sheet
33 Consolidated Statement of Changes in Equity
34 Consolidated Statement of Cash Flows
35 Notes to the Consolidated Financial Statements
80 Directors’ Declaration
81 Independent Auditor’s Report to the Members of Prima BioMed Ltd.
83 Shareholder Information
General information
These financial statements are the consolidated financial statements of the consolidated entity consisting of Prima BioMed Ltd and its subsidiaries. The financial statements are presented in the Australian currency.
Prima BioMed Ltd is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Level 12
95 Pitt Street
Sydney NSW 2000

FINANCIAL STATEMENTS
A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 5 to 8 and in the directors’ report on pages 9 to 26, both of which are not part of these financial statements.
The financial statements were authorised for issue, in accordance with a resolution of directors, on 31 August 2016. The directors have the power to amend and reissue the financial report.
Through the use of the internet, we have ensured that our corporate reporting is timely and complete. All press releases, financial reports and other information are available on our website: www.primabiomed.com.au

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2016
Note Consolidated
30 June 2016 30 June 2015
$ $
Revenue
License revenue 175,052 -
Other income
Miscellaneous income 702,743 168,322
Grant income 887,083 1,167,190
Net gain on foreign exchange - 538,248
Interest income 264,043 219,107
Total other income 2,028,921 2,092,867
Expenses
Research & development and intellectual property 5 (7,059,528) (8,952,447)
Corporate administrative expenses 5 (6,982,629) (5,723,106)
Depreciation and amortisation expense 5 (1,993,093) (1,341,202)
Share Based Payment to strategic investor 15 (47,468,071) -
Net loss on foreign exchange 5 (563,890) -
Finance cost 5 (8,199) (18,364,804)
Changes in fair value of comparability milestone 5 (542,075) -
Net change in fair value of convertible note liability 15 (607,637) -
Loss on disposal of assets 5 - (5,160)
Loss before income tax expense (63,196,201) (32,293,852)
Income tax benefit 6 1,181,017 142,156
Loss after income tax expense for the year (62,015,184) (32,151,696)
Other Comprehensive Income/(Loss)
Items that may be reclassified to profit or loss
Exchange differences on the translation of foreign operations 306,997 (56,907)
Other comprehensive income/(loss) for the year, net of tax 306,997 (56,907)
Total comprehensive loss for the year (61,708,187) (32,208,603)
Loss for the year is attributable to
Owners of Prima BioMed Ltd (62,015,184) (32,151,696)
(62,015,184) (32,151,696)
Total comprehensive loss for the year is attributable to
Owners of Prima BioMed Ltd (61,708,187) (32,208,603)
(61,708,187) (32,208,603)
Cents Cents
Basic loss per share 30 (2.77) (2.02)
Diluted loss per share 30 (2.77) (2.02)
The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes

CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2016
Note Consolidated
30 June 2016 30 June 2015
$ $
ASSETS
Current assets
Cash and cash equivalents 7 20,879,548 6,759,615
Current receivables 8 168,300 315,453
Other current assets 9 623,020 948,003
Total current assets 21,670,868 8,023,071
Non-current assets
Plant and equipment 10 31,500 297,957
Intangibles 11 20,851,699 22,662,417
Total non-current assets 20,883,199 22,960,374
TOTAL ASSETS 42,554,067 30,983,445
Current liabilities
Trade and other payables 13 1,422,798 2,770,049
Borrowings 14 - 1,508,473
Current tax payable 21,549 20,837
Employee benefits 16 27,694 80,304
Total current liabilities 1,472,041 4,379,663
Non-current liabilities
Convertible note liability 15 5,027,168 -
Employee benefits 17 43,151 35,706
Deferred tax liability 12 694,194 1,878,333
Total non-current liabilities 5,764,513 1,914,039
TOTAL LIABILITIES 7,236,554 6,293,702
NET ASSETS 35,317,513 24,689,743
EQUITY
Contributed equity 18 194,530,932 179,878,436
Reserves 19 63,258,187 5,267,729
Accumulated losses (222,471,606) (160,456,422)
Equity attributable to the owners of Prima BioMed Ltd 35,317,513 24,689,743
TOTAL EQUITY 35,317,513 24,689,743
The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2016
Consolidated Contributed equity Reserves Accumulated losses Total equity
$ $ $ $
Balance at 1 July 2014 149,014,372 1,882,674 (128,304,726) 22,592,320
Other comprehensive loss for the year, net of tax - (56,907) -(56,907)
Loss after income tax expense for the year --(32,151,696) (32,151,696)
Total comprehensive loss for the year -(56,907) (32,151,696) (32,208,603)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs 30,800,584 2,201,037 -33,001,621
Share based payment -565,606 -565,606
Employee share based payment -738,799 -738,799
Exercise of vested performance rights 63,480 (63,480) --
Balance at 30 June 2015 179,878,436 5,267,729 (160,456,422) 24,689,743
Other comprehensive gain for the year, net of tax -306,997 -306,997
Loss after income tax expense for the year --(62,015,184) (62,015,184)
Total comprehensive loss for the year -306,997 (62,015,184) (61,708,187)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs 13,477,930 --13,477,930
Issue of convertible notes -9,331,297 -9,331,297
Share based payment -82,242 -82,242
Share based payment to strategic investor -47,468,071 -47,468,071
Employee share based payment -1,976,417 -1,976,417
Exercise of vested performance rights 1,174,566 (1,174,566) --
Balance at 30 June 2016 194,530,932 63,258,187 (222,471,606) 35,317,513
The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2016
Note Consolidated
30 June 2016 30 June 2015
$ $
Cash flows related to operating activities
Payments to suppliers and employees (inclusive of goods and services tax) (13,336,202) (15,276,020)
Miscellaneous income 702,743 168,322
License revenue 175,052 -
License fee received - 5,774,784
Interest received 264,043 380,650
Tax paid (2,410) (1,908)
Grant income 887,083 1,167,190
Net cash (outflow) from operating activities (11,309,691) (7,786,982)
Cash flows related to investing activities
Funds from held-to-maturity investments - 9,000,000
Proceeds from disposal of plant and equipment 129,705 -
Payments for plant and equipment (27,130) (48,499)
Payment for acquisition of subsidiary, net of cash acquired - (20,912,912)
Net cash (outflow) from investing activities 102,575 (11,961,411)
Cash flows related to financing activities
Proceeds from issue of shares and options* 18 13,761,075 7,744,648
Proceeds from issue of convertible notes 15 13,750,828 -
Proceeds from borrowings - 3,925,405
Repayment of borrowings* (1,508,473) (237,308)
Share issue transaction costs (283,146) (164,316)
Net cash inflows from financing activities 25,720,284 11,268,429
Net (decrease) in cash and cash equivalents 14,513,168 (8,479,964)
Effect of exchange rate on cash and cash equivalents (393,235) 1,039,537
Cash and cash equivalents at the beginning of the year 6,759,615 14,200,042
Cash and cash equivalents at the end of the year 7 20,879,548 6,759,615
* During the prior year convertible notes in the amount of $2,853,883 were converted into equity. No impact has been recorded on the cashflow statement for this conversion.
The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1. SIGNIFICANT ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.
(a) Basis of preparation
These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Prima BioMed Ltd is a for-profit entity for the purpose of preparing the financial statement.
(i) Compliance with IFRS
The consolidated financial statements of the Prima BioMed Ltd group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
(ii) New and amended standards adopted by the group
None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2015 affected any of the amounts recognised in the current period or any prior periods.
(iii) Historical cost convention
The financial statements have been prepared under the historical cost convention, except for, where applicable, financial assets and liabilities (including derivative financial instruments) at fair value through profit or loss.
(iv) Critical accounting estimates
The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.
(b) Principles of consolidation
Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.
Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.
(c) Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(d) Foreign currency translation
(i) Functional and presentation currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Prima BioMed Ltd’s functional and presentation currency.
(ii) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within finance costs. All other foreign exchange gains and losses are presented separately in the income statement on a net basis.
Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income.
(iii) Group companies
The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognised in other comprehensive income.
On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.
(e) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable.
The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the group’s activities as described below. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
(i) License revenue
License revenue is recognized on receipt or where there is reasonable assurance that the license revenue will be received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
Other income
(i) Interest income
Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.
(ii) Grant income
Grants from the governments, including Australian Research and Development Rebates, France’s Crédit d’Impôt Recherche, and Saxony Development Bank (“Sächsische Aufbaubank”) from Germany, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income.
(iii) Miscellaneous income
a. Research collaboration income
The group receives income from undertaking research collaborations with are recognised when the services have been provided.
b. Research material sales
The group receives income from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies. Income is recognised at the point at which the ownership of material is transferred to third parties.
(f) Income tax
The income tax expense or benefit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.
Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements.
Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
(g) Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, liabilities incurred to the former owners of the acquired business and the equity interests issued by the group. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration agreement, and the fair value of any pre-existing equity interest in the subsidiary.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The group recognises and non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.
Acquisition-related costs are expensed as incurred.
The excess of the consideration transferred and the amount of any non-controlling interests in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is required as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit and loss as a bargain purchase.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.
If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognised in profit and loss.
(h) Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds it recoverable amount.
The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.
(i) Cash and cash equivalents
For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.
(j) Current receivables
Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.
Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due.
(k) Investments and other financial assets
Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted.
Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the asset is derecognised or impaired, as well as through the amortisation process.
Impairment of financial assets
The group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows.
The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognised had the impairment not been made and is reversed to profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
(l) Plant and equipment
Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:
Computers – 3 years
Plant and equipment – 3-5 years
Furniture – 3-5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.
(m) Intangible assets
(i) Intellectual property
Costs incurred in acquiring intellectual property are capitalised and amortised on a straight line basis over a period not exceeding the life of the patents, which averages 14 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.
Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).
(ii) Research and development
Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be recognised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.
As the Company has not met the requirement under the standard to recognise costs in relation to development, these amounts have been expensed.
Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life.
(iii) Goodwill
Goodwill is measured as described in (note 1(g)). Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortised but it is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
(n) Trade and other payables
These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid.
The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.
(o) Compound instruments
Convertible notes, including the attached options and warrants, issued to Ridgeback Capital Investments are accounted for as share based payments when the fair value of the instruments are higher than the consideration received, representing intangible benefits received from the strategic investor. The difference between the fair value and consideration received at issuance of the convertible notes and attached options and warrants is recognised immediately in profit and loss as a share-based payment charge.
If options or warrants contain a settlement choice between cash or shares, this settlement choice constitutes a compound feature of the convertible notes, which triggers the separation of debt and equity components to be accounted for separately. The liability component is measured at fair value at initial recognition and subsequent changes in fair value are recognised in profit and loss. The difference between the fair value of the convertible notes and the liability component at inception is accounted as an equity element and not remeasured subsequently.
(p) Finance costs
Finance costs are expensed in the period in which they are incurred.
(q) Employee benefits
(i) Short-term obligations
Liabilities for wages and salaries, including non-monetary benefits and accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.
(ii) Other long-term employee benefit obligations
The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.
(iii) Retirement benefit obligations
The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable.
(iv) Share-based payments
Share-based compensation benefits are provided to employees via the Executive Incentive Plan (EIP) and Global Employee Shares Option Plan (GESOP). Information relating to these schemes is set out in note 31.
The fair value of performance rights and options granted under the EIP and GESOP are recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.
Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.
(v) Termination benefits
Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees.
(vi) Bonus plan
The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
(r) Contributed equity
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
(s) Earnings per share
(i) Basic earnings per share
Basic earnings per share is calculated by dividing:
the profit or loss attributable to owners of the Company
by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. Bonus elements have been included in the calculation of the weighted average number of ordinary shares and has been retrospectively applied to the prior financial year.
(ii) Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:
the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
(t) Goods and Services Tax and other similar taxes (‘GST’)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.
(u) New Accounting Standards and Interpretations adopted and not yet early adopted
Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2016 reporting periods and have not been early adopted by the company. The company’s assessment of the impact of these new standards and interpretations is set out below:
(i) AASB 15 Revenue from Contracts with Customers - The AASB has issued a new standard for the recognition of revenue. This will replace AASB 118 which covers revenue arising from the sale of goods and the rendering of services and AASB 111 which covers construction contracts. The new standard is based on the principle that revenue is recognised when control of a good or service transfers to a customer. The standard permits either a full retrospective or a modified retrospective approach for the adoption. It applies to annual reporting periods commencing on or after 1 January 2018. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods.
(ii) AASB 9 Financial Instruments - AASB 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. It applies to annual reporting periods commencing on or after 1 January 2018. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods.
(iii) AASB 16 Leases - The AASB 16 has issued a new standard for the accounting of leases. The new standard will predominantly affect lessees, with almost all leases brought onto the balance sheet. It applies to annual reporting periods commencing on or after 1 January 2019. Management has yet to fully assess the impact of the new standard on the financial statements when applied to future periods.
There are no other standards and interpretations that are not yet effective and that are expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.
(v) Parent entity financial information
The financial information for the parent entity, Prima BioMed Ltd, disclosed in note 32 has been prepared on the same basis as the consolidated financial statements, except as set out below.
(i) Investments in subsidiaries, associates and joint venture entities
Investments in subsidiaries are accounted for at cost in the financial statements of Prima BioMed Ltd.
(ii) Tax consolidation legislation
Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Prima Biomed Ltd, and the controlled entities in the tax consolidated group account for their

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.
The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.
The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.
(iii) Share-based payments
The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.
NOTE 2. FINANCIAL RISK MANAGEMENT
The group’s activities expose it to a variety of financial risks: market risk (including currency risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group may use derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis and cash flow forecasting in the case of foreign exchange and aging analysis for credit risk.
Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks in close co-operation with the group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.
(a) Market risk
Foreign exchange risk
The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.
Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.
Management has set up a policy to manage the Company’s exchange risk within the group companies. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts or natural hedging.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
The group considers using forward exchange contracts to cover anticipated cash flow in USD and Euro periodically, as derivatives held for trading and measured through the income statement. This policy is reviewed regularly by directors from time to time. There were no outstanding foreign exchange contracts outstanding as at 30 June 2016 and 30 June 2015.
The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:
30 June 2016 30 June 2015
USD EUR USD EUR
Cash in bank 1,428,959 7,261,477 839,185 1,813,642
Trade and other receivables 27,205 29,539 126,958 34,592
Trade and other payables (10,993) (256,364) (221,097) (201,561)
Borrowings - - (822,930) (300,000)
Sensitivity
Based on the financial assets and liabilities held at 30 June 2016, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $194,610 higher/$194,610 lower (2015 – $10,141 higher/$10,141 lower). Any impact on the equity will result in changes in retained earnings.
Based on the financial instruments held at 30 June 2016, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $1,050,105 higher/$1,050,105 lower (2015 – $196,137 higher/$196,137 lower), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments.
The group’s exposure to other foreign exchange movements is not material.
(b) Credit risk
Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ according to Standard & Poor’s are accepted.
The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:
30 June 2016 30 June 2015
$ $
Cash at bank and short-term bank deposits
AA- 20,879,548 6,759,615
(c) Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $20,879,548 (2015 – $6,759,615) that are expected to readily generate cash inflows for managing liquidity risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.
As outlined in Note 3, the Company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.
Maturities of financial liabilities
The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities for:
(a) all non-derivative financial liabilities, and
(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.
The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.
Contractual maturities of financial liabilities Less than 6 months > 5 years Total contractual cash flows Carrying Amount (assets) / liabilities
At 30 June 2016 $ $ $ $
Non-Derivatives
Trade and other payables 1,422,798 - 1,422,798 1,422,798
Convertible note liability (refer note 15) - 17,876,076 17,876,076 5,027,168
1,422,798 17,876,076 19,298,874 6,449,966
Contractual maturities of financial liabilities Less than 6 months > 5 years Total contractual cash flows Carrying Amount (assets) / liabilities
At 30 June 2015 $ $ $ $
Non-Derivatives
Trade and other payables 2,770,049 - 2,770,049 2,770,049
Borrowings 1,508,473 - 1,508,473 1,508,473
4,278,522 - 4,278,522 4,278,522
(d) Fair value measurements
The following table presents the group’s financial assets and financial liabilities measured and recognised at fair value at 30 June 2016 and 30 June 2015 on a recurring basis:
At 30 June 2016 Level 1 $ Level 2 $ Level 3 $ Total $
Liabilities
Convertible note liabilitity - - 5,027,168 5,027,168
Total liabilities - - 5,027,168 5,027,168

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
At 30 June 2015 Level 1 Level 2 Level 3 Total
$ $ $ $
Assets
Comparability milestone at fair value - - 542,075 542,075
Total assets - - 542,075 542,075
(i) Valuation techniques used to determine fair values
Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.
Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.
Specific valuation techniques used to value financial instruments include:
The use of quoted market prices or dealer quotes for similar instruments.
The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves
The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date
The fair value of the remaining financial instruments is determined using discounted cash flow analysis.
(ii) Fair value measurements using significant unobservable inputs (level 3)
The following table presents the changes in level 3 instruments for the year ended 30 June 2016:
Comparability milestone Convertible note liability Total
$ $ $
Opening balance 1 July 2015 542,075 - 542,075
Other increases/(decreases) - (4,419,531) (4,419,531)
Changes in fair value - (607,637) (607,637)
(Losses)/gains recognised as an expense (542,075) - (542,075)
Closing balance 30 June 2016 - (5,027,168) (5,027,168)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(iii) Valuation inputs and relationships to fair value
The following table summarises the quantitative information about the significant inputs used in level 3 fair value measurements:
Description Fair value at 30 June 2016 $ Unobservable inputs Range of inputs
Convertible note 5,027,168 Face value 13,750,828
Interest rate of note 3%
Risk adjusted interest rate 15%
(iv) Valuation process
The convertible note was valued using a Black Scholes model. Prima used valuation specialists to perform these valuations based on the inputs above.
NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.
The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
Income taxes
The group has recognised deferred tax assets of $2.42m which related to carried forward tax losses in the Immutep subsidiary acquired in the prior year. On acquisition, the group has recognised significant amortising IP intangibles for which there will be no corresponding tax deduction, giving rise to a future taxable temporary difference and required the recognition of a deferred tax liability as part of the business combination accounting. The entity had previously unrecognised tax losses which management is satisfied will continue to be available to be utilised by the subsidiary after the acquisition. As such, the group has recognised a deferred tax asset to the extent of the deferred tax liability recognised on acquisition. The group has concluded that the deferred assets will be recoverable to the extent of the deferred tax liability recognised at each year.
All other remaining deferred tax assets relating to carried forward tax losses and taxable temporary differences have not been recognised since the group is currently in a loss making position and unable to generate taxable income to utilise the carried forward tax losses and taxable temporary differences. The utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.
Research and development
The consolidated entity has expensed all internal research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the current stage of development. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalised under AASB 138 Intangible Assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
Going concern
The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2016, the Group holds cash and cash equivalents of $20,879,548 (2015: $6,759,615). In line with the Company‘s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company over the next 12 months. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.
Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternative future capital raising initiatives and an active engagement with potential retail and institutional investors alike.
Amortisation of intellectual property
Costs incurred in acquiring intellectual property are capitalised and amortised on a straight line basis over a period not exceeding the life of the patents, which averages 15 years. Where a patent has not been formally granted, the company estimates the life of the granted patent in accordance with the provisional application.
Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(h)).
NOTE 4. SEGMENT REPORTING
Identification of reportable operating segments
Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.
Operating segment information
30 June 2016 Cancer Immunotherapy $ Unallocated $ Consolidated $
Revenue
License revenue 175,052 - 175,052
Other Income
Miscellaneous income 702,743 - 702,743
Grant income 887,083 - 887,083
Interest income - 264,043 264,043
Total revenue and other income 1,764,878 264,043 2,028,921
Result
Segment result (63,460,244) - (63,460,244)
Profit/(loss) before income tax expense (63,460,244) 264,043 (63,196,201)
Income tax benefit 1,181,017
Loss after income tax expense (62,015,184)
Total segment assets 42,554,067 - 42,554,067
Total segment liabilities 7,236,554 - 7,236,554

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
30 June 2015 Cancer Immunotherapy $ Unallocated $ Consolidated $
Revenue
License revenue - - -
Other Income
Miscellaneous income 168,322 - 168,322
Grant income 1,167,190 - 1,167,190
Net gain on foreign exchange - 538,248 538,248
Interest income - 219,107 219,107
Total revenue and other income 1,335,512 757,355 2,092,867
Result
Segment result (33,051,207) - (33,051,207)
Profit/(loss) before income tax expense (33,051,207) 757,355 (32,293,852)
Income tax benefit 142,156
Loss after income tax expense (32,151,696)
Total segment assets 30,983,445 - 30,983,445
Total segment liabilities 6,293,702 - 6,293,702
NOTE 5. EXPENSES
Consolidated
30 June 2016 $ 30 June 2015 $
Loss before income tax includes the following specific expenses:
Research & development and intellectual property
Research and development 6,382,377 8,515,150
Intellectual property management 677,151 437,297
Total research & development and intellectual property 7,059,528 8,952,447
Corporate administrative expenses
Auditor’s remuneration 441,741 292,807
Directors fee and employee expenses 3,714,522 2,508,533
Administrative expenses 2,826,366 2,921,766

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
Total corporate administrative expenses 6,982,629 5,723,106
Depreciation
Plant and equipment 168,924 308,719
Computer 10,676 14,523
Furniture and fittings 2,776 2,532
Total depreciation 182,376 325,774
Amortisation
Patents 61,881 55,002
Intellectual Property 1,748,836 960,426
Total amortisation 1,810,717 1,015,428
Total depreciation and amortisation 1,993,093 1,341,202
(Gain)/loss on disposal of assets
Plant and equipment (18,493) 5,160
Finance expenses
Interest expense 8,199 26,789
Other finance expenses - note 18 - 18,338,015
Total finance expenses 8,199 18,364,804
Share Based Payment to strategic investor 47,468,071 -
Net loss on foreign exchange 563,890 -
Changes in fair value of comparability milestone 542,075 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
NOTE 6. INCOME TAX EXPENSES
Consolidated
30 June 2016 $ 30 June 2015 $
Current tax
Current tax on profits for the year 3,121 1,908
Total current tax expense 3,121 1,908
Deferred income tax
Increase in deferred tax assets (note 12) (921,463) -
Decrease in deferred tax liabilities (note 12) (262,675) (144,064)
Total deferred tax benefit (1,184,138) (144,064)
Income tax benefit (1,181,017) (142,156)
Consolidated
30 June 2016 $ 30 June 2015 $
Numerical reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense (63,196,201) (32,293,852)
Tax at the Australian tax rate of 30% (18,958,860) (9,688,156)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible share based payments 14,858,019 226,653
Non-deductible financing costs - 5,501,405
Other non-deductible expenses 598,016 306,360
Non-assessable income (266,125) (233,261)
Capital listing fee (90,305) (188,530)
Difference in overseas tax rates* 1,184,138 184,251
(2,675,117) (3,891,278)
Net adjustment to deferred tax assets and liabilities for tax losses and temporary differences not recognised 1,494,100 3,749,122
Income tax (benefit)/expense** (1,181,017) (142,156)
*Difference in overseas tax rate is as a result of reduced corporate income tax rate of 15% applicable to the Immutep subsidiary
**Income tax expense/(benefit) relates to tax payable in the United States and movement in deferred tax assets and liabilities for the French subsidiary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
Consolidated
30 June 2016 $ 30 June 2015 $
Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
Carried forward tax losses benefit 32,044,352 31,262,135
Temporary differences 438,284 (196,493)
Total deferred tax assets not recognised 32,482,636 31,065,642
The above potential tax benefit, which includes tax losses and temporary differences has not been recognised in the consolidated balance sheet as the recovery of this benefit is not probable. There is no expiration date for the tax losses carried forward. The estimated amount of cumulative tax losses at 30 June 2016 was $106,814,506 (2015 - $104,207,118). Utilisation of these tax losses is dependent on the parent entity satisfying certain tests at the time the losses are recouped.
NOTE 7. CURRENT ASSETS - CASH AND CASH EQUIVALENTS
Consolidated
30 June 2016 $
30 June 2015 $
Cash on hand 114 1,296
Cash at bank 20,619,806 6,508,319
Cash on deposit 259,628 250,000
20,879,548 6,759,615
The above cash and cash equivalent are held in AUD, USD, and Euro. The interest rates on these deposits range from 0% to 2.05% in 2016 (2015 - 0% to 2.3%).
NOTE 8. CURRENT RECEIVABLES
Consolidated
30 June 2016 $
30 June 2015 $
GST receivable 73,640 150,143
Other receivables 94,660 165,310
168,300 315,453
Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at 30 June 2016. No receivables were impaired or past due.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
NOTE 9. OTHER CURRENT ASSETS
Consolidated
30 June 2016 $ 30 June 2015 $
Prepayments* 591,926 380,749
Security deposit 30,890 21,224
Accrued interest 204 3,955
Comparability milestone - 542,075
623,020 948,003
*Prepayments are in relation to the deposits paid to organisations involved in the clinical trials.
NOTE 10. NON-CURRENT ASSETS - PLANT AND EQUIPMENT
Plant and Equipment $
Computer $
Furniture and fittings $
Total $
At 1 July 2014
Cost or fair value 1,248,948 62,789 12,765 1,324,502
Accumulated depreciation (701,967) (39,603) (5,668) (747,238)
Net book amount 546,981 23,186 7,097 577,264
Year ended 30 June 2015
Opening net book amount 546,981 23,186 7,097 577,264
Exchange differences (681) 1,128 (22) 425
Additions 44,627 4,201 - 48,828
Disposal (178) (5,332) - (5,510)
Acquisition of subsidiary 787 1,937 - 2,724
Depreciation charge (308,719) (14,523) (2,532) (325,774)
Closing net book amount 282,817 10,597 4,543 297,957
At 30 June 2015
Cost or fair value 605,648 28,016 7,172 640,836
Accumulated depreciation (322,831) (17,419) (2,629) (342,879)
Net book amount 282,817 10,597 4,543 297,957

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
Year ended 30 June 2016
Opening net book amount 282,817 10,597 4,543 297,957
Exchange differences 10,518 391 168 11,077
Additions 12,969 13,447 714 27,130
Disposal (122,289) - - (122,289)
Depreciation charge (168,924) (10,676) (2,775) (182,375)
Closing net book amount 15,091 13,759 2,650 31,500
At 30 June 2016
Cost or fair value 511,195 41,971 8,064 561,230
Accumulated depreciation (496,104) (28,212) (5,414) (529,730)
Net book amount 15,091 13,759 2,650 31,500
• NOTE 11. NON-CURRENT ASSETS – INTANGIBLES
Patents $
Intellectual Property $
Goodwill $
Total $
At 1 July 2014
Cost 1,915,671 - - 1,915,671
Accumulated amortisation (1,798,788) - - (1,798,788)
Net book amount 116,883 - - 116,883
Year ended 30 June 2015
Opening net book amount 116,883 - - 116,883
Acquisition of Immutep S.A - 23,451,000 109,962 23,560,962
Amortisation charge (55,002) (960,426) - (1,015,428)
Closing net book amount 61,881 22,490,574 109,962 22,662,417
At 30 June 2015
Cost or fair value 1,915,671 23,451,000 109,962 25,476,633
Accumulated amortisation (1,853,790) (960,426) - (2,814,216)
Net book amount 61,881 22,490,574 109,962 22,662,417
Year ended 30 June 2016
Opening net book amount 61,881 22,490,574 109,962 22,662,417
Amortisation charge (61,881) (1,748,837) - (1,810,718)
Closing net book amount - 20,741,737 109,962 20,851,699

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
At 30 June 2016
Cost or fair value 1,915,671 23,451,000 109,962 25,476,633
Accumulated amortisation (1,915,671) (2,709,263) - (4,624,934)
Net book amount - 20,741,737 109,962 20,851,699
(i) Amortisation methods and useful lives
The group amortises intangible assets with a limited useful life using the straight-line method over the following periods:
Patents, trademark and licenses – 13 – 21 years
Intellectual property assets – 14 years
NOTE 12. DEFERRED TAX BALANCES
(i) Deferred tax assets
The balance comprises temporary differences attributable to:
Consolidated
30 June 2016 $
30 June 2015 $
Tax losses 2,417,066 1,495,603
Total deferred tax assets 2,417,066 1,495,603
Set-off of deferred tax liabilities pursuant to set-off provisions (2,417,066) (1,495,603)
Net deferred tax assets - -
(ii) Expected recovery of Deferred Tax Assets
Consolidated
30 June 2016 $
30 June 2015 $
Deferred tax assets expected to be recovered within 12 months 262,325 262,325
Deferred tax assets expected to be recovered after more than 12 months 2,154,741 1,233,278
2,417,066 1,495,603
(iii) Deferred tax liabilities
The balance comprises temporary differences attributable to:
Consolidated
30 June 2016 $
30 June 2015 $
Intangible assets 3,111,260 3,373,936
Total deferred tax liabilities 3,111,260 3,373,936
Set-off of deferred tax liabilities pursuant to set-off provisions (2,417,066) (1,495,603)
Net deferred tax liabilities 694,194 1,878,333

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
Deferred tax liabilities expected to be settled within 12 months 262,325 262,325
Deferred tax liabilities expected to be settled after more than 12 months 431,869 1,616,008
694,194 1,878,333
(iv) Movements in deferred tax balances
Tax losses $
Intangible Assets $
Total $
Movements
At 30 June 2015 1,495,603 (3,373,936) (1,878,333)
(Charged)/credited
- to profit or loss 921,463 262,676 1,184,139
- to other comprehensive income - - -
- directly to equity - - -
At 30 June 2016 2,417,066 (3,111,260) (694,194)
NOTE 13. CURRENT LIABILITIES – TRADE AND OTHER PAYABLES
Consolidated
30 June 2016 $
30 June 2015 $
Trade payables 561,263 2,201,864
Other payables and accruals 861,535 568,185
1,422,798 2,770,049
NOTE 14. CURRENT LIABILITIES – BORROWINGS
Consolidated
30 June 2016 $
30 June 2015 $
Amounts payable to related parties - 1,071,523
Other borrowings - 436,950
- 1,508,473
In the prior year, Dr Frédéric Triebel provided an unsecured loan to the company of $1,071,523. Interest is charged on this loan at the rate of 10% per annum and was repaid in full in August 2015.
Other borrowings relate to an interest-free loan advanced by France’s innovation agency, ANVAR, which was repaid in full in July 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
NOTE 15. NON CURRENT LIABILITIES – CONVERTIBLE NOTE
Consolidated
30 June 2016 $
30 June 2015 $
Convertible note at fair value 5,027,168 -
5,027,168 -
On 11 May 2015, the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totalling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.
The 13,750,828 Convertible Notes issued have a face value of $1.00 per note which are exercisable at a price of $0.02 per share, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.
8,475,995 Warrants were granted to Ridgeback which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted to Ridgeback which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.
In addition to the above cash financing from Ridgeback, it was disclosed at the Extraordinary General Meeting explanatory memorandum that Ridgeback also provides the company with additional benefits, including:
Introductions to other well respected investment institutions which will help in future financing
The ability to attract other top level executives and researchers to the company and the board
Potential introductions for additional in-licensing opportunities; and
Increased visibility to other biotechnology and pharmaceutical companies and potential partners and collaborators on Prima’s internal assets
As a result of the above, the additional benefits provided to Prima determine that the financing transaction, including the issue of warrants, is to be accounted for as a Share-Based Payment and are expensed on the grant date in accordance with AASB 2. The value of the share-based payment to the strategic investor has been calculated by determining the fair value of the convertible note and warrants at the time of EGM approval and deducting the net cash proceeds from Ridgeback.
30 June 2016 $
Fair value of Convertible Note 45,851,305
Fair value of Warrants 15,367,594
Less cash received (13,750,828)
Share based payment to strategic investor 47,468,071

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(i) Fair value of convertible notes
The initial fair value of the convertible notes has been estimated by an external valuer using a combination of the Black-Scholes methodology for the conversion option component of the notes and a discounted cashflow valuation for the debt component of the note. Key terms of the note are included above.
The following assumptions which were based on market conditions that existed at the grant date:
Assumption Convertible notes Rationale
Historic volatility 85.0% Based on the Company’s historical volatility data
Share price $0.051 Closing market share price on 31 July 2015
Risk free interest rate 2.734% Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate 15.0% An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield 0.0% Based on the Company’s nil dividend history
Risk free rate 2.734% Based on 10 year Australian Government securities yield
The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.
Note - Liability Conversion feature - Equity
Fair value at issuance 4,419,531 41,431,774
Fair value movements 607,637 -
Balance at 30 June 2016 5,027,168 41,431,774
(ii) Fair value of warrants
The fair value of each warrant granted is not traded in an active market and instead has been estimated by an external valuer using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants were included above. The following assumptions were based on market conditions that existed at the grant date:
Assumption 5 year warrants 10 year warrants Rationale
Historic volatility 85.0% 85.0% Based on 3 year historical volatility data for the Company
Exercise price $0.0237 $0.0250 As per subscription agreement
Share price $0.0510 $0.0510 Closing share price on valuation date from external market source
Risk-free interest rate 2.177% 2.886% Based on Australian Government securities yields which match the term of the warrant
Dividend yield 0.0% 0.0% Based on the Company’s nil dividend history
Fair Value $0.0457 $0.0403 Determined using Black-Scholes models with the inputs above

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
NOTE 16. CURRENT LIABILITIES – EMPLOYEE BENEFITS
Consolidated
30 June 2016 $
30 June 2015 $
Annual leave 27,694 80,304
The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.
NOTE 17. NON-CURRENT LIABILITIES – EMPLOYEE BENEFITS
Consolidated
30 June 2016 $
30 June 2015 $
Long service leave 43,151 35,706
NOTE 18. EQUITY – CONTRIBUTED
Consolidated
30 June 2016 $
30 June 2015 $
Fully paid ordinary shares 18(a) 184,868,978 170,216,482
Options over ordinary shares – listed 9,661,954 9,661,954
194,530,932 179,878,436
(a) Ordinary shares
Note 30 June 2016
No. $
30 June 2015
No.
$
At the beginning of reporting period 1,751,494,601 170,216,482 1,228,709,341 139,352,418
Shares issued during year 18(b) 283,158,931 13,761,075 284,274,073 7,365,369
Exercise of options and warrants (Shares issued during the year) 18(b) 26,977,412 1,174,567 72,413,924 3,731,339
Exercise of convertible note (Shares issued during the year) 18(b) - - 166,097,263 19,931,672
Transaction costs relating to share issues - (283,146) - (164,316)
At reporting date 2,061,630,944 184,868,978 1,751,494,601 170,216,482

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(b) Shares issued
2016 Details Number Issue Price $ Total $
Shares issued under Share Purchase Plan 200,000,000 0.05 10,000,000
Ridgeback shares issued 12,136,750 0.02 209,966
Share placement 31,022,181 0.05 1,551,109
Share placement 40,000,000 0.05 2,000,000
Performance rights exercised 26,977,409 0.04 1,174,566
Options exercised 3 0.20 1
310,136,343 14,935,642
2015 Details Number Issue Price $ Total $
Bergen commencement fee 11,792,588 0.04 483,496
Bergen collateral shares 17,800,000 0.02 338,200
Bergen first tranche 13,163,514 0.04 526,541
Performance right exercised 1,715,686 0.04 63,480
Bergen second tranche 15,214,606 0.03 517,297
Consideration buyer shares to Immutep stakeholders 86,120,815 0.03 2,593,959
Bergen third tranche 15,323,414 0.03 505,674
Bergen fourth tranche 22,936,950 0.02 527,550
Ridgeback share issued 28,000,000 0.02 560,000
Ridgeback first placement 72,206,500 0.02 1,249,172
Bergen options exercised 19,800,000 0.05 1,084,050
Conversion of Warrants – Immutep 52,371,500 0.05 2,628,525
Employee option exercised 242,424 0.08 18,764
Exercise of convertible note 166,097,263 0.12 19,931,672
522,785,260 31,028,380
In October 2014, Prima entered into an investment agreement with the Bergen Global Opportunity Fund, LP (Bergen). Under the agreement, Bergen subscribed to a 36-month interest-free convertible security in the amount of $2,833,000, expiring on 2 October 2017. In addition, Bergen could invest in the range of $438k (US$360k) and $1.8m (US$1.5m) per month in monthly tranches, dependent on meeting certain conditions. Bergen was also issued 19,800,000 options and was issued with 17,800,000 shares as security over the investment agreement.
The investment agreement with Bergen concluded in May 2015 and was formally terminated in August 2015. Upon the conclusion of the investment agreement, Bergen exercised their options, and convertible note as detailed above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
Finance costs relating to the Bergen investment agreement was $18,338,015 for the year ended 30 June 2015. The finance costs incurred relate to the following terms of the Bergen agreement:
Consolidated
30 June 2016 $
30 June 2015 $
Commencement fee - 483,496
Change in fair value of tranche funding - 211,124
Share based payment expense related to collateral shares - 151,264
Share based payment expense related to options - 414,342
Discount to fair value on exercise of convertible notes to ordinary shares1 - 17,077,789
- 18,338,015
1) The convertible note issued to Bergen was recorded on issuance date as a financial liability and then re-measured at fair value through the profit and loss in accordance with AASB 139. Under the Agreement the conversion price was calculated based on the average of any five daily VWAP’s per share during twenty consecutive actual trading days immediately prior to the selected conversion date, at the discretion of Bergen. The conversion price was calculated at $0.0190 per share and the calculated number of shares issued to Bergen was 166,097,263. The market price on the day that the shares were issued to Bergen was $0.12 per share resulting in a fair value re-measurement loss of $17,077,789 being recorded.
Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held.
The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.
Options
Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 31.
Unlisted options
Expiration Date Exercise Price Number
30 June 2018 $0.0774 1,680,868
12 December 2018 $0.05019 147,628,500
4 August 2020 $0.0237 371,445,231
30 October 2020 $0.057 793,103
7 March 2021 $0.040 1,026,272
4 August 2025 $0.025 8,475,995
Total 531,049,969
Share buy-back
There is no current on-market share buy-back.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
Capital risk management
The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.
The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.
NOTE 19. EQUITY – RESERVES AND RETAINED EARNINGS
Consolidated
30 June 2016 $
30 June 2015 $
(a) Reserves
Options issued reserve 19,116,205 3,748,611
Conversion feature of convertible note reserve 41,431,774 -
Foreign currency translation reserve 38,945 (268,052)
Share-based payments reserve 2,671,263 1,787,170
63,258,187 5,267,729
Movements in options issued reserve were as follows:
Opening balance 3,748,611 1,547,574
Options issued during the year* 15,367,594 2,201,037
Ending balance 19,116,205 3,748,611
Movements in conversion feature of convertible note reserve
Opening balance - -
Conversion feature of convertible note* 41,431,774 -
Ending balance 41,431,774 -
Movements in foreign currency translation reserve were as follows:
Opening balance (268,052) (211,145)
Currency translation differences arising during the year 306,997 (56,907)
Ending balance 38,945 (268,052)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
Movements in share-based payments reserve were as follows:
Opening balance 1,787,170 546,245
Employee options and performance rights issued during the year 1,976,417 738,799
Exercise of vested performance rights (1,174,566) (63,480)
Share-based payments 82,242 565,606
Ending balance 2,671,263 1,787,170
* Current year movements relate to the fair value of convertible notes and warrants issued to Ridgeback accounted for in accordance with AASB 2. Refer to note 15 for further information.
Consolidated 30 June 2016 $ 30 June 2015 $
(b) Accumulated losses -
Movements in accumulated losses were as follows: -
Opening balance (160,456,422) (128,304,726)
Net loss for the year (62,015,184) (32,151,696)
Ending balance (222,471,606) (160,456,422)
(c) Nature and purpose of reserves
(i) Options issued reserve
On 4 August 2015 warrants were granted to Ridgeback Capital Investments. 8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant. For further information, refer to note 15.
In October 2014, the Company issued 19,800,000 options with an exercise price of $0.05475 in relation to the Bergen investment agreement. In December 2014, the Company issued 200,000,000 warrants at an exercise price of $0.05019 to the vendors of Immutep S.A. The options expire on 2 October 2017 and 12 December 2018. Each option and warrant is exercisable for one ordinary share in the capital of the Company. As at 30 June 2016, all options held by Bergen were execised, and 52,371,500 warrants were exercised by the vendors of Immutep S.A. The options held are exercisable at any time before its expiry date.
(ii) Conversion feature of convertible note reserve
This amount relates to the conversion feature of the convertible note issued to Ridgeback Capital Investments which has been measured at fair value as required by AASB 2. For further information, refer to note 15.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(iii) Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.
(iv) Share-based payments reserve
The share-based payments reserve is used to recognise the grant date fair value of options and performance rights issued to employees and other parties but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 31.
NOTE 20. EQUITY - DIVIDENDS
There were no dividends paid or declared during the current or previous financial year.
NOTE 21. BUSINESS COMBINATION
(a) Summary of prior year’s acquisition
Acquisition of Immutep S.A.
On 12 December 2014, the Group acquired 100% of the issued share capital of Immutep S.A., a French biopharmaceutical company in the field of Immuno-Oncology, for consideration of $26,275,569. The acquisition has significantly increased the portfolio of Immuno-Oncology technologies for further clinical development. There have been no changes to the provisionally determined fair values of assets and liabilities recognised as a result of the acquisition in the previous financial year.
(b) Net cash outflow for prior years’ acquisition
30 June 2016 $ 30 June 2015 $
Outflow of cash to acquire subsidiary, net of cash acquired
Cash consideration* - 21,458,107
Less: Balance acquired cash - (545,195)
- 20,912,912
* The total cash paid during the year ended 30 June 2015 in relation to the acquisition of Immutep S.A. was $21,458,107.
(c) Comparability milestone
As part of the acquisition of Immutep S.A in the previous financial year, an amount of $1,084,149 was paid into a retention account and it was determined that there was a 50% likelihood that a comparability study was required. The fair value of the amount refundable on acquisition was $542,075 and as such the cash paid in relation to the purchase consideration was reduced by this amount. As the refundable consideration was contingent on an uncertain future event, it was recognised as a financial asset at fair value in accordance with AASB 3 on acquisition. During the year, the comparability study was not required, and was subsequently measured at fair value through profit or loss in accordance with AASB 3. Accordingly the $542,075 was recognised as an expense for the year ended 30 June 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
NOTE 22. KEY MANAGEMENT PERSONNEL DISCLOSURES
(a) Directors and key management personnel compensation
Consolidated 30 June 2016 $ 30 June 2015 $
Short-term employee benefits 1,300,140 1,509,877
Long-term employee benefits 5,817 6,231
Post-employment benefits 42,471 43,056
Share-based payments 1,824,643 467,002
3,173,071 2,026,166
Further remuneration disclosures are set out in the Director’s Report on pages 14 to 26.
(b) Equity instrument disclosures relating to key management personnel
(i) Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report on pages 14 to 26.
(ii) Shareholding
The numbers of shares in the Company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.
2016 Balance at start of the year Received during the year on the exercise of performance rights Received during the year on the exercise of options Other changes during the year Balance at end of the year
Ordinary shares
Ms Lucy Turnbull, AO 20,059,576 - - 300,000 20,359,576
Mr Albert Wong 3,537,500 - - 300,000 3,837,500
Dr Russell Howard - - - - -
Mr Pete Meyers 1,715,686 2,573,529 - - 4,289,215
Mr Marc Voigt 870,000 150* 10,735,293 - - 11,605,293 150*
Ms Deanne Miller 20,924 6,450,980 - (1,520,924) 4,950,980
Dr Frédéric Triebel 9,311,383 3,333,333 - - 12,644,716
Total ordinary shares 35,515,219 23,093,135 - (920,924) 57,687,430
Total ADR 150 - - - 150
* American Depository Receipts (ADR) traded on the NASDAQ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
(iii) Option holdings
The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:
30 June 2016 Balance at start of the year Granted Exercised Other Changes Balance at end of the year Vested and exercisable Unvested
Options over ordinary shares
Ms Lucy Turnbull, AO 4,439,894 - - - 4,439,894 4,439,894 -
Mr Albert Wong - - - - - - -
Dr Russell Howard - - - - - - -
Mr Pete Meyers - - - - - - -
Mr Marc Voigt 1,171,754 - - (450,000) 721,754 721,754 -
Ms Deanne Miller 121,212 - - - 121,212 121,212 -
Dr Frédéric Triebel 24,000,600 - - - 24,000,600 24,000,600 -
29,733,460 - - (450,000) 29,283,460 29,283,460 -
(iv) Performance right holdings
The number of performance rights over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:
30 June 2016 Balance at start of the year Granted Exercised Other Changes Balance at end of the year Vested and exercisable Unvested
Performance rights
Ms Lucy Turnbull, AO - - - - - - -
Mr Albert Wong - - - - - - -
Dr Russell Howard - - - - - - -
Mr Pete Meyers 6,004,902 - (2,573,529) - 3,431,373 - 3,431,373
Mr Marc Voigt 16,323,529 19,999,999 (10,735,293) - 25,588,235 - 25,588,235
Ms Deanne Miller 6,127,451 12,000,000 (6,450,980) - 11,676,471 - 11,676,471
Dr Frédéric Triebel - 11,486,326 (3,333,333) - 8,152,993 - 8,152,993
28,455,882 43,486,325 (23,093,135) - 48,849,072 - 48,849,072

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
NOTE 23. REMUNERATION OF AUDITORS
During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.
Consolidated 30 June 2016 $ 30 June 2015 $
PriceWaterhouseCoopers Australia
Audit or review of the financial report 232,000 286,000
Other audit and assurance services in relation to regulatory filings overseas 209,741 -
Total remuneration of PricewaterhouseCoopers Australia 441,741 286,000
Other services
Network firm of PriceWaterhouseCoopers Australia
Due Diligence services - 66,986
NOTE 24. CONTINGENT LIABILITIES
There were no other material contingent liabilities in existence at 30 June 2016 and 30 June 2015.
NOTE 25. COMMITMENTS FOR EXPENDITURE
There were no material capital or leasing commitments at 30 June 2016 and 30 June 2015.
NOTE 26. RELATED PARTY TRANSACTIONS
Parent entity
Prima BioMed Ltd is the parent entity.
Subsidiaries
Interests in subsidiaries are set out in note 27.
Key management personnel
Disclosures relating to key management personnel are included in the remuneration report and note 22.
Receivable from and payable to related parties
There were no trade receivables from or trade payables due to related parties at the reporting date.
Loans to/from related parties
There were no loans to or from related parties at the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
NOTE 27. SUBSIDIARIES
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:
Country of incorporation Class of Shares Equity holding 30 June 2016% 30 June 2015%
Prima BioMed USA Inc USA Ordinary 100 100
PRR Middle East FZLLC UAE Ordinary 100 100
Prima BioMed GmbH Germany Ordinary 100 100
Prima BioMed Australia Pty Ltd Australia Ordinary 100 100
Prima BioMed IP Pty Ltd Australia Ordinary 100 100
Immutep S.A. France Ordinary 100 100
NOTE 28. EVENTS OCCURRING AFTER THE REPORTING DATE
No matter or circumstance has arisen since 30 June 2016 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations or the consolidated entity’s state of affairs in future financial years.
NOTE 29. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES
Consolidated 30 June 2016 $ 30 June 2015 $
Loss after income tax expense for the year (62,015,184) (32,151,696)
Adjustments for:
Depreciation and amortisation 1,993,093 1,341,202
Share based payments 2,058,659 738,799
Changes in fair value of comparability milestone 542,075 -
Non-cash share based payment to strategic investor 47,468,071 -
Unrealised (gain)/loss on exchange through the profit and loss 844,864 (1,039,537)
Non-cash finance expenses - 18,338,015
Net change in fair value of convertible note liability 607,637 -
(Gain)/loss on disposal of fixed assets (18,493) 5,160
Change in operating assets and liabilities:
(Increase)/Decrease in current receivables (394,922) 5,958,640
Decrease in other operating assets 324,983 350,970
(Decrease) in trade and other payables (1,491,882) (1,187,960)
(Decrease) in employee benefits (45,165) (357)
Increase in income tax payable 712 3,849
(Decrease) in deferred tax liability (1,184,139) (144,064)
Net cash used in operating activities (11,309,691) (7,786,979)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
NOTE 30. EARNINGS PER SHARE
Consolidated 30 June 2016 $ 30 June 2015 $
Loss after income tax (62,015,184) (32,151,696)
Loss after income tax attributable to the owners of Prima BioMed Ltd (62,015,184) (32,151,696)
Number Number
Weighted average number of ordinary shares used in calculating basic earnings per share* 2,236,250,813 1,591,116,220
Weighted average number of ordinary shares used in calculating diluted earnings per share 2,236,250,813 1,591,116,220
Cents Cents
Basic earnings per share (2.77) (2.02)
Diluted earnings per share (2.77) (2.02)
* The weighted average number of ordinary shares are grossed up for shares which were issued at a price below market value.
Information concerning other notes and options issued:
The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.
30 June 2016 Number 30 June 2015 Number
Listed options 77,378,693 77,378,696
Unlisted options 531,049,969 164,894,609
Convertible notes 706,476,966 -
NOTE 31. SHARE-BASED PAYMENTS
(a) Executive Incentive Plan (EIP)
Equity incentives are granted under the Executive Incentive Plan (EIP) which was approved by shareholders at the 2012 Annual General Meeting. In light of our increasing operations globally the Board reviewed the Company’s incentive arrangements to ensure that it continued to retain and motivate key executives in a manner that is aligned with members’ interests. As a result of that review, an ‘umbrella’ EIP was adopted to which eligible executives are invited to apply for the grant of performance rights and/or options. Equity incentives granted in accordance with the EIP Rules are designed to provide meaningful remuneration opportunities and will reflect the importance of retaining a world-class management team. The Company endeavours to achieve simplicity and transparency in remuneration design, whilst also balancing competitive market practices in France, Germany, and Australia. The company grants Short Term Incentives (STIs) and Long Term Incentives (LTIs) under the EIP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
Set out below are summaries of all STI and LTI performance rights granted under the EIP:
2016
Grant date Fair value Balanace at start of the year Number Granted during the year Number Exercised during the year Number Lapsed during the year Number Balance at end of the year Number Vested and exercisable at end of the year Number
19 September 2014 0.042 7,398,896 - 5,390,073 2,008,823 - -
19 September 2014 0.044 10,845,588 - - 5,422,794 5,422,794 -
19 September 2014 0.044 3,615,196 - - 1,807,598 1,807,598 -
14 November 2014 0.037 4,068,627 - 4,068,627 - - -
14 November 2014 0.038 9,191,177 - - - 9,191,177 -
14 November 2014 0.040 3,063,725 - - - 3,063,725 -
5 August 2015 0.047 - 945,180 945,180 - - -
5 August 2015 0.050 - 2,551,985 - 2,551,985 - -
5 August 2015 0.051 - 850,662 - 850,662 - -
5 August 2015 0.047 - 42,000,000 13,999,999 - 28,000,001 -
1 October 2015 0.060 - 600,000 - - 600,000 -
1 October 2015 0.061 - 200,000 - - 200,000 -
29 December 2015 0.050 - 1,538,462 - - 1,538,462 -
7 March 2016 0.041 - 1,486,326 - - 1,486,326 -
38,183,209 50,172,615 24,403,879 12,641,862 51,310,083 -
2015
Grant date Fair value Balanace at start of the year Number Granted during the year Number Exercised during the year Number Lapsed during the year Number Balance at end of the year Number Vested and exercisable at end of the year Number
19 September 2014 0.042 - 7,398,896 - - 7,398,896 -
19 September 2014 0.044 - 10,845,588 - - 10,845,588 -
19 September 2014 0.044 - 3,615,196 - - 3,615,196 -
14 November 2014 0.037 - 4,068,627 - - 4,068,627 -
14 November 2014 0.038 - 9,191,177 - - 9,191,177 -
14 November 2014 0.040 - 3,063,725 - - 3,063,725 -
Total - 38,183,209 - - 38,183,209 -
The fair value at grant date for short term incentive (STI) performance rights are determined using a Black-Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS CONTINUED
The model inputs for STI performance rights granted during the year ended 30 June 2016 included:
Grant date 5 August 2015 29 December 2015 7 March 2016
Share price at grant date $0.047 $0.050 $0.041
Expected price volatility of the Company’s shares 167% 169% 169%
Expected dividend yield Nil Nil Nil
Risk-free interest rate 2.03% 1.97% 2.14%
The model inputs for STI performance rights granted during the year ended 30 June 2015 included:
Grant date 19 September 2014 14 November 2014
Share price at grant date $0.047 $0.050
Expected price volatility of the Company’s shares 90% 90%
Expected dividend yield Nil Nil
Risk-free interest rate 2.86% 2.55%
The fair value at grant date for 42,000,000 long term incentives issued on 5 August 2015 are determined using a Black Scholes option pricing model that takes into account the exercise price, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.
The model inputs for these performance rights granted included:
Grant date 5 August 2015
Measurement period 5 August 2015 to 5 August 2017
Share price at grant date $0.047
Expected price volatility of the Company’s shares 162%
Expected dividend yield Nil
Risk-free interest rate 1.95%
The fair value at grant date for long term incentives are determined using an “Up and in Call” Barrier Option Pricing Model.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
The model inputs for performance rights granted during the year ended 30 June 2016 included:
Grant date 5 August 2015 1 October 2015
Measurement period – tranche 1 5 August 2015 to 2 October 2017 1 October 2015 to 2 October 2017
Measurement period – tranche 2 5 August 2015 to 2 October 2018 1 October 2015 to 2 October 2018
Barrier price CAGR 20% per annum CAGR 20% per annum
over measurement period over measurement period
Share price at grant date $0.047 $0.058
Expected price volatility of the Company’s shares 120% 120%
Expected dividend yield Nil Nil
Risk-free interest rate 2.12% 1.94%
The model inputs for performance rights granted during the year ended 30 June 2015 included:
Grant date 19 September 2014 14 November 2014
Measurement period – tranche 1 19 September 2014 to 2 October 2017 19 September 2014 to 2 October 2017
Measurement period – tranche 2 19 September 2014 to 2 October 2018 19 September 2014 to 2 October 2018
Barrier price CAGR 20% per annum over measurement period CAGR 20% per annum over measurement period
Share price at grant date $0.042 $0.037
Expected price volatility of the Company’s shares 90% 90%
Expected dividend yield Nil Nil
Risk-free interest rate 2.86% 2.55%
Set out below are summaries of options granted under the EIP:
2016 Expiry date Exercise Balance at Granted Exercised during the year Forfeited during the year Balance at end of the year Vested and
Grant date price start of the during exercisable at
year the year end of the year
Number Number Number Number Number Number
23 December 2013 30 June 2018 0.0774 1,515,752 - - - 1,515,752 1,515,752
24 January 2014 30 June 2018 0.0774 165,116 - - - 165,116 165,116
Total 1,680,868 - - - 1,680,868 1,680,868
Weighted average exercise price 0.0774 0.0774

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
2015
Grant date Expiry date Exercise price Balance at start of the year Granted during the year Exercised during the year Forfeited during the year Balance at end of the year Vested and exercisable at end of the year
Number Number Number Number Number Number
23 December 2013 30 June 2018 0.0774 1,758,176 - (242,424) - 1,515,752 1,515,752
24 January 2014 30 June 2018 0.0774 165,116 - - - 165,116 165,116
Total 1,923,292 - (242,424) - 1,680,868 1,680,868
Weighted average exercise price 0.0774 0.0774
No options expired during the periods covered by the above tables.
The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2016 was $0.0774 (2015 – $0.0774). The weighted average remaining contractual life of share options outstanding at the end of the period was 4 years. Options vest in three equal tranches, 33.3% vested on December 31, 2013, 33.3% vested on June 30, 2014, and 33.3% to vest on June 30, 2015. Vesting is contingent upon the employee being continuously employed in good standing through the vesting period. The options are subject to accelerated vesting according to agreed terms in each person’s employment contract.
Fair value of options granted
No options were granted during the year ended 30 June 2016 (2015 – Nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.
The model inputs for options granted included:
Grant date 23 December 2013 24 January 2014
Exercise price $0.0774 $0.0774
Expiry period 36 months after vesting 36 months after vesting
Share price at grant date $0.04 $0.05
Expected price volatility of the Company’s shares 112% 116%
Expected dividend yield Nil Nil
Risk-free interest rate 2.92% 2.81%
The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.
• (b) Global Employee Share Option Plan (GESOP)
The establishment of the GESOP Plan was approved by shareholders at the 2011 annual general meeting. The GESOP is designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants are granted options based on certain performance standards being met. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is based on the volume weighted average price at which the Company’s shares are traded on the Australian Securities Exchange (ASX) during the seven days up to and including the date of the grant.
Set out below are summaries of options granted under the GESOP:
2016 Expiry date Exercise Balance at Granted Exercised Forfeited Balance at end Vested and
Grant date price start of the during during the during of the year exercisable at year the year year the year Number end of the year
Number Number Number Number Number
1 August 2012 1 August 2015 0.185 1,600,000 - - (1,600,000) - -
16 November 2012 1 August 2015 0.185 1,200,000 - - (1,200,000) - -
20 February 2013 20 February 2016 0.173 200,000 - - (200,000) - -
Total 3,000,000 - - (3,000,000) - -
Weighted average exercise price 0.184 - -
2015 Expiry date Exercise Balance at Granted Exercised Forfeited Balance at end Vested and
Grant date price start of the during during the during of the year exercisable at year the year year the year Number end of the year
Number Number Number Number Number
3 November 2011 3 November 2014 0.279 100,000 - - (100,000) - -
3 January 2012 3 January 2015 0.233 100,000 - - (100,000) - -
1 August 2012 1 August 2015 0.185 1,600,000 - - - 1,600,000 450,000
16 November 2012 1 August 2015 0.185 1,200,000 - - - 1,200,000 -
20 February 2013 20 February 2016 0.173 200,000 - - - 200,000 -
Total 3,200,000 - - (200,000) 3,000,000 450,000
Weighted average exercise price 0.189 - 0.184
All remaining options granted under the GESOP expired during the financial year and were forfeited as the exercise price was above the underlying share price.
There were no share options exercised during the year (2015 – $nil). The weighted average remaining contractual life of share options outstanding at the end of the period was Nil (2015 – 1 year). Options vested after a period of twelve months from the grant date.
Fair value of options granted
There were no options granted during the year ended 30 June 2016 (2015 - Nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
• (c) Employee Share Option Plan (ESOP)
The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The Company has ceased to issue options under the ESOP.
The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants were granted options based on certain performance standards being met. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.
Options granted under the ESOP carried no dividend or voting rights. Each options granted under the ESOP is convertible into one ordinary share. The exercise price of options granted under the ESOP is $0.10 per option. All options granted under the ESOP were forfeited in the prior year as the exercise price was above the underlying share price.
Set out below are summaries of options granted under the ESOP:
2015
Grant date Expiry date Exercise price Balance at start of the year Granted during the year Exercised during the year Forfeited during the year Balance at end of the year Vested and exercisable at end of the year
Number Number Number Number Number Number
26 August 2011 26 August 2014 0.10 500,000 - - (500,000) - -
Total 500,000 - - (500,000) - -
Weighted average exercise price 0.10 - -
Fair value of options granted
There were no options granted during the year ended 30 June 2016 (2015 – $nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.
The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.
• (d) Options issued to directors with shareholders approval
At the 2010 annual general meeting, shareholders approved the issue of 34,500,000 options to the directors. Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is $0.20 for 32,500,000 and $0.10 for 2,000,000.
Set out below are summaries of options granted with shareholders approval:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
2015
Grant date Expiry date Exercise price Balance at start of the year Granted during the year Exercised during the year Lapsed during the year Balance at end of the year Vested and exercisable at end of the year
Number Number Number Number Number Number
6 December 2010* 6 December 2014 0.10 2,000,000 - - (2,000,000) - -
Total 2,000,000 - - (2,000,000) - -
Weighted average exercise price 0.10 0.10 - -
* these options were issued to Neil Frazer and had a 4 year vesting period and were fully vested as at 30 June 2013 upon his termination of employment
All options granted were forfeited in the prior year as the exercise price was above the underlying share price.
• (e) Performance rights issued to directors with shareholders approval
At the 2015 extraordinary general meeting, shareholders approved the issue of 20,000,000 performance rights to the directors. Performance rights granted under the plan carry no dividend or voting rights. When exercisable, each performance right is convertible into one ordinary share. The weighted average remaining contractual life of performance rights outstanding at the end of the period was less than 1.1 years (2015 – 1.8 years).
Set out below are summaries of performance rights granted with shareholders approval
2016
Grant date Type of performance right granted Fair value Balance at start of the year Granted during the year Exercised during the year Lapsed during the year Balance at end of the year Vested and exercisable at end of the year
Number Number Number Number Number Number
14 November 2014 Director rights 0.037 6,004,902 - 2,573,529 - 3,431,373 -
14 November 2014 STI 0.037 4,068,627 - 4,068,627 - - -
14 November 2014 LTI – Tranche 1 0.038 9,191,177 - - - 9,191,177 -
14 November 2014 LTI – Tranche 2 0.040 3,063,725 - - - 3,063,725 -
5 August 2015 LTI 0.047 - 20,000,000 6,666,666 13,333,334
Total 22,328,431 20,000,000 13,308,822 - 29,019,609 -
2015
Grant date Type of performance right granted Fair value Balance at start of the year Granted during the year Exercised during the year Lapsed during the year Balance at end of the year Vested and exercisable at end of the year
Number Number Number Number Number Number
14 November 2014 Director rights 0.037 - 7,720,588 1,715,686 - 6,004,902 -
14 November 2014 STI 0.037 - 4,068,627 - - 4,068,627 -
14 November 2014 LTI – Tranche 1 0.038 - 9,191,177 - - 9,191,177 -
14 November 2014 LTI – Tranche 2 0.040 - 3,063,725 - - 3,063,725 -
Total - 24,044,117 1,715,686 - 22,328,431 -

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
Fair value of performance rights granted
The fair value at grant date for Short Term Incentive performance rights is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the performance right. The fair values at grant date for Long Term Incentive performance rights are determined using an “Up and in Call” Barrier Option Pricing Model.
• (f) Options issued to other parties
During the year, options were issued to Ridgeback Capital Investments and Trout Group LLC.
Set out below is a summary of the options granted to both parties:
2015
Grant date Expiry date Exercise price Balance at start of the year Granted during the year Exercised during the year Forfeited during the year Balance at end of the year Vested and exercisable at end of the year
Number Number Number Number Number Number
31 July 2015 5 August 2020 0.0237 - 371,445,231 - - 371,445,231 371,445,231
31 July 2015 5 August 2021 0.025 - 8,475,995 - - 8,475,995 8,475,995
30 October 2015 30 October 2020 0.057 - 793,103 - - 793,103 793,103
7 March 2016 7 March 2021 0.040 - 1,026,272 - - 1,026,272 1,026,272
Fair value of options granted
There were 381,739,601 options granted during the year ended 30 June 2016 (2015 – $Nil). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.
• (g) Expenses arising from share-based payment transactions
Total expenses arising from share-based payment transactions recognised during the period were as follows:
Consolidated
30 June 2016 30 June 2015
$ $
Share-based payment expense 82,242 565,606
Employee share-based payment expense 1,976,417 738,799
Share Based Payment to strategic investor 47,468,071 -
49,526,730 1,304,405
Share-based payment transactions with employees are recognised during the period as a part of corporate administrative expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▶ CONTINUED
• NOTE 32. PARENT ENTITY INFORMATION
Set out below is the supplementary information about the parent entity.
Statement of comprehensive income
Parent
30 June 2016 30 June 2015
$ $
Loss after income tax (61,973,221) (29,484,263)
Total comprehensive income (61,973,221) (29,484,263)
Statement of financial position
Parent
30 June 2016 30 June 2015
$ $
Total current assets 20,205,467 6,103,198
Total non current assets 20,903,050 26,255,547
Total assets 41,108,517 32,358,745
Total current liabilities 1,103,005 1,848,136
Total non current liabilities 5,847,876 6,715,710
Total liabilities 6,950,881 8,563,846
Equity
- Contributed equity 194,530,932 179,878,437
- Reserves 63,219,244 5,535,781
- Accumulated losses (223,592,540) (161,619,319)
Total equity 34,157,636 23,794,899
Guarantees of financial support
There are no guarantees entered into by the parent entity.
Contingent liabilities of the parent entity
Refer to note 24 for details in relation to contingent liabilities as at 30 June 2016 and 30 June 2015.
Capital commitments - Property, plant and equipment
The parent entity did not have any capital commitments for property, plant and equipment at as 30 June 2016 and 30 June 2015.

DIRECTOR’S DECLARATION
in the directors’ opinion:
(a) the financial statements and notes set out on pages 29 to 79 are in accordance with the Corporations Act 2001, including:
(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and of their performance for the financial year ended on that date; and
(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
Note 1 (a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.
This declaration is made in accordance with a resolution of the directors.
On behalf of the directors
Lucy Turnbull, AO
Chairman,
Prima BioMed Ltd
31 August 2016

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF PRIMA BIOMED LTD
pwc
Independent auditor’s report to the members of Prima BioMed Ltd
Report on the financial report
We have audited the accompanying financial report of Prima BioMed Ltd (the company), which comprises the consolidated balance sheet as at 30 June 2016, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Prima BioMed Ltd (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at year’s end or from time to time during the financial year.
Directors’ responsibility for the financial report
The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the consolidated entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.
PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T: + 61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF PRIMA BIOMED LTD CONTINUED
pwc
Auditor’s opinion
In our opinion:
(a) the financial report of Prima BioMed Ltd is in accordance with the Corporations Act 2001, including:
(i) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and of its performance for the year ended on that date; and
(ii) complying with Australian Accounting Standards and the Corporations Regulations 2001.
(b) the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note Note 1.
Report on the Remuneration Report
We have audited the remuneration report included in pages 10 to 18 of the directors’ report for the year ended 30 June 2016. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.
Auditor’s opinion
In our opinion, the remuneration report of Prima BioMed Ltd for the year ended 30 June 2016 complies with section 300A of the Corporations Act 2001.
PricewaterhouseCoopers
Rod Dring
Partner
Sydney
31 August 2016

SHAREHOLDER INFORMATION
The shareholder information set out below was applicable as at 29 August 2016.
There are a total of 2,061,630,944 ordinary fully paid shares on issue held by 11,707 holders.
Distribution of equitable securities
Analysis of number of equitable security holders by size of holding:
Number of holders of ordinary shares
1 – 1,000 405
1,001 – 5,000 1,577
5,001 – 10,000 1,599
10,001 – 100,000 5,873
100,001 – and over 2,293
Total 11,707
Holding less than a marketable parcel 4,027

SHAREHOLDER INFORMATION CONTINUED
Equity security holders
Twenty largest quoted equity security holders
The names of the twenty largest security holders of quoted equity securities are listed below:
Top 20 holders of ordinary shares Ordinary shares held
Number held % of total shares issued
NATIONAL NOMINEES LIMITED 637,453,220 30.920
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED - A/C 2 113,114,207 5.487
INNOVEN TACTICAL INVESTMENT FUND 27,249,154 1.322
MR THOMAS TSCHEREPKO 26,000,000 1.261
J P MORGAN NOMINEES AUSTRALIA LIMITED 19,583,941 0.950
MS LUCY TURNBULL 17,334,576 0.841
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED 15,625,465 0.758
DR FREDERIC TRIEBEL 12,644,716 0.613
INFINITIS SARL 11,461,819 0.556
MARC VOIGT 11,047,794 0.536
ABN AMRO CLEARING SYDNEY NOMINEES PTY LTD <CUSTODIAN A/C> 10,229,270 0.496
CITICORP NOMINEES PTY LIMITED 9,716,472 0.471
H CORNWELL & SON PTY LTD <PINES H/W &G C STAFF S/F A/C> 7,962,500 0.386
MACENROCK PTY LTD <MACENROCK S/F A/C> 7,355,851 0.357
MR EDWARD MCCLAFFERTY 6,900,000 0.335
IRPAC PTY LTD 6,035,500 0.293
KOHEN ENTERPRISES PTY LTD 6,000,000 0.291
DR JONATHAN LLOYD LICHTER 5,000,000 0.243
MS DEANNE MILLER 4,950,980 0.240
MR ANTHONY RENE FLISSINGER & MRS DIANNE THERESA FLISSINGER <FLISSINGER FAMILY A/C> 4,300,000 0.209
959,965,465 46.563

SHAREHOLDER INFORMATION CONTINUED
Top 20 holders of listed options
Options
Number held
% of total options issued
MS LUCY TURNBULL 4,258,644 5.504
MR GOH GEOK KHIM 2,000,000 2.585
MR ROBERT RICHARD TAYLOR & MRS KARILYN KAY TAYLOR <THE TAYLOR SUPER FUND A/C> 1,500,000 1.939
MR PETER DAVID NEWTON & MRS ANN LOUISE NEWTON 1,250,000 1.615
MR JAYSON CHARLES MEDWAY & MRS DEIRDRE GRACE MEDWAY <J & D SUPERFUND A/C> 1,025,000 1.325
GRAVIE PTY LTD <DAVID GREATOREX SUPER A/C> 1,000,000 1.292
I R S F PTY LTD 1,000,000 1.292
MR ADAM JOHN KING 1,000,000 1.292
MR ROBERT ARCHER RUSH 949,978 1.228
LAKMAN NOMINEES PTY LTD <LAKMAN SUPER FUND A/C> 800,000 1.034
MISS KEM FOON GOON 750,000 0.969
YUNKI PTY LIMITED <THE GRAY SUPERFUND A/C> 717,464 0.927
MS JOANNE MARTIN 700,000 0.905
MR ANUJ MEHTA 689,614 0.891
MR IAN WILTON & MS SHARON LAWLER FROOME <I WILTON SUPER FUND A/C> 650,000 0.840
MR TERRENCE JOHN AHERN 625,000 0.808
EZICOST PTY LTD 607,891 0.786
TROPIC INVESTMENTS PTY LTD <TROPIC INVEST S/F A/C> 591,035 0.764
MR ROBERT ROFFEY 568,000 0.734
MR WILLEM VAN WYK & MRS HETTIE VAN WYK 548,928 0.709
21,231,554 27.439
Unquoted equity securities
Number on issue
Number of holders
Options and warrants issued under the Prima BioMed Ltd 531,049,969 19
Convertible Notes 13,750,828 1
Substantial holders
There are no substantial holders in the Company.

SHAREHOLDER INFORMATION CONTINUED
Voting rights
The voting rights attached to ordinary shares are set out below:
Ordinary shares
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.
Options
No voting rights.
Performance rights
No voting rights.

Prima BioMed Ltd
Level 12, 95 Pitt Street, Sydney, NSW 2000
Telephone: + 61 (0) 2 9276 1224
Facsimile: + 61 (0) 2 8569 1880
www.primabiomed.com.au
ABN: 90 009 237 889